   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 4, 1995
                                                      REGISTRATION NO.
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                           ALCO STANDARD CORPORATION
                               ----------------
          OHIO                    23-0334400                    5111
     (STATE OR OTHER           (I.R.S. EMPLOYER           (PRIMARY STANDARD
     JURISDICTION OF          IDENTIFICATION NO.)            INDUSTRIAL
    INCORPORATION OR                                     CLASSIFICATION CODE
      ORGANIZATION)                                            NUMBER)
                                 P.O. BOX 834
                       VALLEY FORGE, PENNSYLVANIA 19482
                                (610) 296-8000
                          J. KENNETH CRONEY, ESQUIRE
                           ALCO STANDARD CORPORATION
                      VICE PRESIDENT AND GENERAL COUNSEL
                                 P.O. BOX 834
                       VALLEY FORGE, PENNSYLVANIA 19482
                                (610) 296-8000
                                  COPIES TO:
                           RHONDA R. COHEN, ESQUIRE
                       BALLARD SPAHR ANDREWS & INGERSOLL
                        51ST FLOOR, 1735 MARKET STREET
                          PHILADELPHIA, PA 19103-7599
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the Registration Statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
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
                                              PROPOSED       PROPOSED
                                  AMOUNT      MAXIMUM         MAXIMUM      AMOUNT OF
     TITLES OF EACH CLASS         TO BE    OFFERING PRICE    AGGREGATE    REGISTRATION
OF SECURITIES TO BE REGISTERED  REGISTERED   PER UNIT*    OFFERING PRICE*     FEE
--------------------------------------------------------------------------------------
  Common Stock, no par
   value(1)................     10,000,000    $45.8125     $458,125,000     $157,974

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*  Estimated solely for the purpose of determining the registration fee, which has been calculated pursuant to Rule 457(c), based on the average of the high and low prices of Alco common stock reported on the NYSE Composite
   Tape on November 28, 1995.
(1) Each share of Common Stock being registered hereunder includes a Preferred Share Purchase Right.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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

                           ALCO STANDARD CORPORATION

                             CROSS REFERENCE SHEET

                  BETWEEN ITEMS OF FORM S-1 AND THE PROSPECTUS

 ITEM                                            LOCATION IN PROSPECTUS
 ----                                            ----------------------
  1.  Forepart of the Registration
       Statement and Outside Front
       Cover Page of Prospectus......   Front Cover Page
  2.  Inside Front and Outside Back
       Cover Pages of Prospectus.....   Inside Front Cover Page
  3.  Summary Information, Risk
       Factors and Ratio of Earnings
       to Fixed Charges..............   Business
  4.  Use of Proceeds................   Use of Proceeds
  5.  Determination of Offering
       Price.........................   Not Applicable
  6.  Dilution.......................   Not Applicable
  7.  Selling Security Holders.......   Not Applicable
  8.  Plan of Distribution...........   Front Cover Page; Plan of Distribution
  9.  Description of Securities to be
       Registered....................   Description of Common Stock and
                                         Preferred Stock
  10. Interests of Named Experts and
       Counsel.......................   Not Applicable
  11. Information with Respect to the
       Registrant....................   Front Cover Page; Business; Quarterly
                                         Data; Report of Independent Auditors;
                                         Consolidated Financial Statements;
                                         Management's Discussion and Analysis of
                                         Financial Condition and Results of
                                         Operations; Corporate Financial
                                         Summary; Management; Certain
                                         Transactions; Executive Compensation
  12. Disclosure of Commission
       Position on Indemnification
       for Securities Act
       Liabilities...................   Not Applicable

PROSPECTUS

DECEMBER   , 1995

               [LOGO OF ALCO STANDARD CORPORATION APPEARS HERE]

                       10,000,000 SHARES OF COMMON STOCK
                                (NO PAR VALUE)

  This prospectus describes the offering by Alco Standard Corporation ("Alco" or the "Company") of shares of its common stock in connection with acquisitions of businesses and properties which Alco (including its subsidiaries) may make from time to time. A maximum of 10,000,000 shares of common stock may be sold pursuant to this prospectus. These shares will ordinarily represent consideration paid upon the acquisition of businesses or properties. The shares may also include shares to be delivered upon the exercise or satisfaction of conversion or purchase rights which are created in connection with acquisitions or which were previously created or assumed by the companies whose businesses or properties were acquired by Alco.

  Shares offered hereby generally may be resold by the persons acquiring them (including persons acquiring shares from Alco in acquisition transactions) without further registration under the Securities Act of 1933, subject to compliance with certain conditions. For further information on resales, see "RESALES" in this prospectus.

  Shares of common stock of Alco are listed on the New York, Philadelphia and Chicago Stock Exchanges. As of November 27, 1995, there were approximately 14,694 holders of record of Alco's common stock. The reported closing price of the common stock of Alco on the New York Stock Exchange Composite Tape on November 27, 1995 was $46 1/8.

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE SALE OF ANY OF THE SECURITIES COVERED BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ALCO. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE OF THE SECURITIES COVERED HEREBY SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ALCO SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT LAWFULLY BE MADE.

                               ----------------

                               TABLE OF CONTENTS

BUSINESS..................................................................    3
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS...............................................................    7
DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK...........................   13
MANAGEMENT................................................................   16
EXECUTIVE COMPENSATION....................................................   21
PLAN OF DISTRIBUTION......................................................   29
RESALES...................................................................   29
USE OF PROCEEDS...........................................................   29
LEGAL OPINIONS............................................................   30
EXPERTS...................................................................   30
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING.......................   30
REPORT OF INDEPENDENT AUDITORS............................................   31
CONSOLIDATED FINANCIAL STATEMENTS.........................................   32
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS................................   37
CORPORATE FINANCIAL SUMMARY...............................................   51
SEGMENT DATA..............................................................   52
QUARTERLY DATA............................................................   54

                               ----------------

                             AVAILABLE INFORMATION

  Alco is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission. Reports, proxy statements and other information filed by Alco with the Securities and Exchange Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Reports, proxy statements and other information about Alco can also be inspected at the New York, Philadelphia and Chicago Stock Exchanges (on which Alco's common stock is listed).

  Alco has filed with the Commission a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933 with respect to the securities to which this prospectus relates. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to Alco and such securities, reference is made to the Registration Statement. Statements contained in this prospectus as to the contents of any contract or any other document filed, or incorporated by reference, as an exhibit to the Registration Statement, are qualified in all respects by such reference.

                                   BUSINESS

  Alco Standard Corporation ("Alco" or the "Company") markets and distributes office equipment, paper and supply systems through two business segments--Alco Office Products ("AOP") and Unisource ("Unisource"). In fiscal 1995, Alco had annual revenues of approximately $9.9 billion. Alco was incorporated in Ohio in 1952 and is the successor to a business incorporated under a similar name in 1928. The term "Alco" generally includes Alco Standard Corporation and its subsidiaries and divisions. The address of Alco's principal executive offices is P.O. Box 834, Valley Forge, Pennsylvania 19482 (telephone number: (610) 296-8000).

  Alco was founded and continues to operate as "The Corporate Partnership." Under this entrepreneurial principle, Alco field executives maintain a high degree of operating autonomy, which enhances the Company's ability to serve and support its customers. The following describes Alco's two business segments.

                             ALCO OFFICE PRODUCTS

  AOP sells, rents and leases photocopiers, fax machines and other automated office equipment for use in both traditional and integrated office environments. AOP also provides equipment service and supplies, equipment financing and reprographic facilities management and specialized document copying services.

  AOP has locations throughout the United States and Canada, and in Europe (primarily in the United Kingdom). These companies comprise the largest network of independent copier and office equipment dealers in North America and in the United Kingdom, and represent the only independent distribution network with national scope. AOP competes against numerous competitors over a wide range of markets, competing on the basis of quality customer service, price and product performance.

  AOP distributes the products of numerous manufacturers, including Canon, Oce, Ricoh and Sharp, throughout forty-eight states, six Canadian provinces and in Europe. Customers include large and small businesses, professional firms and government agencies.

  During fiscal 1993, 1994 and 1995, AOP accounted for approximately 25%, 28% and 29%, respectively, of Alco's consolidated revenues, and 50%, 55% and 53%, respectively, of Alco's operating income (excluding Unisource restructuring costs in 1993).

  During fiscal 1995, AOP acquired 102 office products companies in the United States, Canada, and Europe, with an aggregate of over $578 million in annualized revenues. In May 1995, AOP acquired CopyAmerica, the largest copy center in the country, which specializes in on-demand manuals and other short-run documents. AOP's European expansion during fiscal 1995 included the acquisition of seven companies in the United Kingdom, the largest of which was Southern Business Group (renamed A: Copy (UK) PLC), with annualized revenues of approximately $86 million.

                                   UNISOURCE

  Unisource markets and distributes quality printing and imaging products for office and reprographic use. Through its supply systems segment, Unisource also distributes disposable paper and plastic products, packaging systems and maintenance supplies.

  During fiscal 1993, 1994 and 1995 Unisource accounted for approximately 75%, 72%, and 71%, respectively, of Alco's consolidated revenues from continuing operations, and 50%, 45% and 47%, respectively, of Alco's operating income (excluding Unisource restructuring costs in 1993).

  Unisource focuses on five market segments: printing and publishing, corporate imaging, general manufacturing, food processing and retail grocery. Unisource combines its broad array of products with specialized customer services and is implementing sophisticated information technology to tailor solutions which lower the total cost of customers' procurement and improve the efficiency of their operations. Unisource offers its customers coordinated delivery of products, customized reporting and consolidated billing. Unisource's national distribution capabilities allow it to respond quickly to the customer's needs.

  Unisource has locations in forty-five states, every province of Canada and in Mexico. Unisource's operations constitute the largest independent network of paper distributors in the United States and Canada. Although substantial in the aggregate, these operations compete separately in many different markets against numerous competitors, including both independent distributors and those owned by major paper manufacturers. Although its business is highly competitive and its competitors numerous, Unisource believes that its competitive position is strong. Unisource competes principally on the basis of quality customer service, price and the range of products maintained in inventory.

  In fiscal 1995, Unisource acquired twelve companies, primarily in supply systems target markets, with $152 million in annualized revenues, including four companies in Mexico.

                                  STOCK SPLIT

  On November 9, 1995, the Company effected a two-for-one split of its common stock in the form of a stock dividend to shareholders of record on October 27, 1995. All common share and per share amounts reported by Alco in its consolidated financial statements and in this prospectus have been adjusted to give retroactive effect to the stock split.

                         UNISOURCE RESTRUCTURING PLAN

  In September 1993, the Company adopted a plan to restructure Unisource's distribution network, which included the following: installation of a customer-focused information system, redesigning of warehouse and transportation management functions, regionalization of management and administrative support functions and consolidation of service center locations. As a result of the restructuring, the Company recorded a pretax charge of $175 million in the fourth quarter of fiscal 1993. At September 30, 1995, the remaining restructuring reserve was approximately $39 million, which management believes is adequate to complete the restructuring plan in fiscal 1997.

                         BOARD AND MANAGEMENT CHANGES

  In November 1995, John E. Stuart, who was appointed President and Chief Executive Officer of Alco in August 1993, was named Chairman of the Board of Directors, succeeding Ray B. Mundt. Mr. Mundt retired as an active employee of Alco effective December 31, 1994 and will continue to serve as a member of the Board.

  In August 1995, Kurt E. Dinkelacker (who had been serving as Executive Vice President and Chief Financial Officer of Alco) was named President of Alco Office Products. Mr. Dinkelacker will continue as an Executive Vice President of Alco.

  In January 1995, William T. Leith was named President of Unisource and a Vice President of Alco. Mr. Leith, who had been serving as Executive Vice President for Unisource's U.S. Operations, now directs all of Unisource's operations throughout the United States, Canada and Mexico.

  Among other executive changes during fiscal 1995, Yves Montmarquette was named President of Unisource Canada, succeeding Raymond (Pike) Peterson, Donald R. Smallwood was appointed President of Unisource Distribuidora, and William M. Laughlin was named Vice President, Acquisitions of Unisource.

  In August 1995, Elisabeth H. Barrett was appointed Vice President-- Administrative Services of Alco.

  In August 1995, Barbara Barnes Haupfuhrer, a member of the Board since 1988, was named Chairman of the Independent Directors. J. Mahlon Buck, Jr., who has been a director since 1984, retires from the Board in January 1996.

                               EQUITY OFFERINGS

  In July 1995, Alco completed a public offering of 3,877,200 depositary shares, each representing 1/100 of a share of Series BB conversion preferred stock, and used the net proceeds of approximately $290 million to reduce outstanding debt.

                                 DIVESTITURES

  In September, 1995, the Company sold its Central Products Company to Spinnaker Industries, Inc. Central Products, which manufactures paper-based carton sealing tapes, has annualized revenues of approximately $120 million.

                            SUPPLIERS AND CUSTOMERS

  Products distributed by Alco are purchased from numerous domestic and overseas suppliers. There has been no significant difficulty in obtaining products from these suppliers. Supplier relationships are good and are expected to continue. Neither AOP nor Unisource is dependent upon a single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on Alco's business taken as a whole.

  Many of Alco's operations are required to carry significant amounts of inventory to meet rapid delivery requirements of customers. At September 30, 1995, inventories accounted for approximately 35% of Alco's total current assets.

                              PROPRIETARY MATTERS

  Alco has a number of patents, licenses and trademarks. Alco does not believe, however, that any one patent, license or trademark is material to its operations as a whole.

                           ENVIRONMENTAL REGULATION

  Environmental laws and liabilities relating to Alco's current businesses (which are primarily distribution operations) have not had and are not expected to have a material adverse effect upon Alco's capital expenditures, earnings or competitive position. The Company has owned several manufacturing and industrial businesses, all of which have been sold. Alco has retained certain environmental liabilities relating to the pre-divestiture waste disposal activities of these discontinued businesses at manufacturing or landfill sites in the United States. As a result of several recent environmental remediation claims and increased costs associated with existing environmental remediation sites (primarily related to discontinued manufacturing operations divested by the Company in 1991 and prior, no one of which is material on an individual basis to the Company's operations taken as a whole), the Company took a fourth quarter charge in fiscal 1995 to increase its accrual for environmental remediation. The discontinued operations charge was approximately $24 million ($17 million net of tax) or $.14 per share. The adjustment reflects management's best estimate, based on information currently available, of costs to be incurred in connection with all existing and probable environmental liabilities relating to discontinued operations (which currently relate to eighteen different sites). Since most environmental claims are paid over a period of years, the impact on annual cash flow is expected to be minimal. While it is not possible to estimate what expenditures may be required in order for Alco to comply with environmental laws or discharge environmental liabilities in the future, Alco does not expect that expenditures for environmental claims will have a material adverse effect on it or its operations taken as a whole.

                                   EMPLOYEES

  At September 30, 1995, Alco had approximately 36,500 employees.

                              FOREIGN OPERATIONS

  Alco's operations in Canada distribute paper, industrial supplies and packaging products, and distribute and service office equipment. Alco's European operations distribute and service office equipment. In June 1995, Erskine Limited, a U.K. subsidiary of Alco, purchased all of the outstanding shares of Southern Business Group PLC (SBG) and changed SBG's name to A:Copy
(UK) PLC ("A:Copy"). A:Copy has annualized revenues of approximately $86 million, and sells, leases, services and remanufactures copiers and other office equipment in Southern England. In September 1995, AOP further expanded its presence in the United Kingdom by acquiring Copymore PLC, an office equipment distributor with approximately $52 million in annualized revenues. Unisource expanded into Mexico during fiscal 1995, acquiring four new companies with 18 locations.

  Revenues from exports during the last three fiscal years were not significant. There are additional risks attendant to foreign operations, such as possible currency fluctuations and unsettled political conditions.

                                  PROPERTIES

  At September 30, 1995, Alco owned or leased facilities in fifty states, nine Canadian provinces, in Europe and in Mexico. These properties occupy a total of approximately 23 million square feet of which approximately 7 million square feet are owned and the balance are leased under lease agreements with various expiration dates. Alco believes that none of its properties is materially important to its operations as a whole, and believes that its facilities are suitable and adequate for the purposes for which they are used.

                               LEGAL PROCEEDINGS

  During 1995, Alco agreed to pay $10 million to settle a claim by a former subsidiary which had asserted that Alco was liable to it for certain employee liabilities. This amount was primarily charged against existing reserves for discontinued operations. The Company paid $5 million during 1995 with the remaining $5 million to be paid over the next four years.

  Alco does not believe that the outcome of lawsuits or other legal proceedings to which it is a party will materially affect Alco or its operations as a whole.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL REVIEW

ALCO STANDARD CORPORATION AND SUBSIDIARIES

  The discussion of the results of operations for the three years ended September 30, 1995 reviews the continuing operations of Alco as contained in the Consolidated Statements of Income.

RESULTS OF OPERATIONS--1995

  Revenues and income before taxes by segment for fiscal years ended September 30, 1995 andSeptember 30, 1994 and the percentage change for 1995 versus 1994 were:

                                 REVENUES            INCOME BEFORE TAXES
                          ------------------------ ---------------------------
                           1995    1994   % CHANGE  1995     1994     % CHANGE
                          ------  ------  -------- ------   -------   --------
                                      (DOLLARS IN MILLIONS)
Alco Office Products..... $2,912  $2,240    30.0%  $251.8   $ 199.4     26.3%
Unisource
  United States..........  6,183   5,108    21.0    184.1     148.8     23.7
  Canada.................    804     649    23.9     41.0      13.5    203.7
                          ------  ------           ------   -------
    Total Unisource......  6,987   5,757    21.4    225.1     162.3     38.7
                          ------  ------           ------   -------
Operating................  9,899   7,997    23.8    476.9     361.7     31.8
Unconsolidated affili-
 ate.....................                                    (117.2)
Eliminations and
 nonallocated............     (7)     (1)          (117.0)*   (87.7)*
                          ------  ------           ------   -------
                          $9,892  $7,996    23.7   $359.9   $ 156.8
                          ======  ======           ======   =======

--------
* Includes interest costs and net corporate expenses.

FISCAL 1995 COMPARED TO FISCAL 1994

  The Company increased revenues $1.9 billion to $9.9 billion in fiscal 1995 from $8 billion in fiscal 1994. Income before taxes increased from $156.8 million in fiscal 1994 to $359.9 million in fiscal 1995. Earnings per share increased from $.55 to $1.67. Earnings per share from continuing operations in fiscal 1995 were $1.81, a 26.6% increase over $1.43 per share in 1994, excluding the loss on the sale of IMM Office Systems (IMMOS).

  Alco Office Products (AOP) generated $672 million in increased revenues of which $387 million is related to AOP's base companies, while $68 million relates to fiscal 1994 acquisitions and $217 million to current-year acquisitions. Internal growth in AOP's base companies continues to be across all revenue segments but primarily in equipment sales, outsourcing and supplies. Revenues from Unisource's US operations increased $1.1 billion, of which $74 million relates to current- and prior-year acquisitions. Unisource's Canadian operations increased revenues $155 million, which is net of a negative impact of approximately $12 million relating to foreign currency rate fluctuations. Increased revenue at Unisource is primarily related to substantial price increases experienced in the paper industry during fiscal 1995, as well as sales volume increases.

  AOP's operating income increase of $52.4 million includes $6.1 million from fiscal 1994 acquisitions and $20.2 million from current-year acquisitions. The remaining $26.1 million increase from its base companies is primarily the result of higher operating contributions from the equipment, outsourcing and supply areas of AOP's businesses, along with increased operating income relating to its leasing activities through Alco Capital Resource, Inc. (Alco Capital), net of transformation program costs. Operating margins were 8.6% in 1995 compared to 8.9% in 1994. Excluding costs related to the AOP transformation program, the operating margin for 1995 was 9.0%.

  Operating income for Unisource's US operations increased $35.3 million. This increase includes $3.9 million contributed by current- and prior-year acquisitions. The remaining $31.4 million is from base companies, reflecting the impact of price and volume increases along with the net benefits realized from its restructuring program. Operating income for the Canadian paper operations increased $27.5 million primarily as a result of price increases and growth in the fine paper distribution business and restructuring benefits. Unisource's operating margins increased to 3.2% in fiscal 1995, from 2.8% in the prior year.

  The Company's foreign operations of AOP and Unisource generated $1.1 billion in revenues for fiscal 1995 compared with $843 million for the same period of the prior fiscal year. The Canadian paper distribution business represents $155 million or 62% of the total increase. The increase also includes $78 million from AOP's European operations and $17 million from AOP's Canadian operations. Operating income from foreign operations was $69 million for 1995, up $40 million from the prior year primarily as a result of the increase in operating income of the Canadian paper distribution business. In fiscal 1994, the Company recorded a total pretax loss of $117.2 million from its investment in IMMOS.

  In September 1995, the Company divested Central Products Company for $80 million in cash and notes and recorded a continuing operations pretax gain of approximately $4 million on the sale. Also included in the Company's continuing operations, and related to Central Products Company, are fiscal 1995 revenues of approximately $120 million and net income of $2.7 million.

  Interest expense increased $12 million from the comparable period in fiscal 1994, as a result of higher interest rates and borrowing levels during the year to fund acquisitions and working capital requirements, offset by the effect of the debt reductions resulting from the Company's conversion preferred stock offering in July 1995. The increase in income from continuing operations before taxes of $203.1 million consists of $85.9 million relating to the combined effect of improved operations from base companies and earnings contributed by acquisitions, net of increased interest costs and other corporate items and the $117.2 million loss on the investment in IMMOS recorded in 1994. The effective income tax rate for the current period is 39.1%. The effective tax rate for 1994 was 55%; however, excluding the IMMOS loss, the effective rate was 39.1%. Fiscal 1995 weighted average shares were
5.1 million shares greater than the 107.5 million shares for fiscal 1994, primarily the result of issuance of shares for acquisitions.

  The Company has owned several manufacturing and industrial businesses, all of which have been sold. Alco has retained certain environmental liabilities relating to the pre-divestiture waste disposal activities of these discontinued businesses at manufacturing or landfill sites in the United States. As a result of several recent environmental remediation claims and increased costs associated with existing environmental remediation sites (primarily related to discontinued manufacturing operations divested by the Company in 1991 and prior, no one of which is material on an individual basis to the Company's operations taken as a whole), the Company took a fourth quarter charge in fiscal 1995 to increase its accrual for environmental remediation. The discontinued operations charge was approximately $24 million ($17 million net of tax) or $.14 per share. The adjustment reflects management's best estimate, based on information currently available, of costs to be incurred in connection with all existing and probable environmental liabilities relating to discontinued operations (which currently relate to eighteen different sites). Since most environmental claims are paid over a period of years, the impact on annual cash flow is expected to be minimal. While it is not possible to estimate what expenditures may be required in order for Alco to comply with environmental laws or discharge environmental liabilities in the future. Alco does not expect that expenditures for environmental claims will have a material adverse effect on it or its operations taken as a whole.

  The major components of the Unisource restructuring plan are proceeding as planned. Unisource management has reduced the pace at which certain changes are being made in order to better control the transformation process, thereby affecting the pace of planned headcount reductions and the timing of originally anticipated net benefits. Unisource expects to achieve the full benefit of the projected $100 million net annual benefits resulting from the completion of the restructuring in fiscal 1997. The restructuring reserve atSeptember 30, 1995 is $39.3 million, which management believes is adequate to complete the restructuring plan.

  AOP has initiated a three-year transformation program to change its organization into a more cohesive and efficient network by building a uniform information technology system and implementing best practices for critically important management functions throughout the AOP companies. The initiative will include the exploration of new vendor alliances, the establishment of a national identity for the group and a targeted national accounts program.

  The Company was in arbitration with a former subsidiary, which had asserted that the Company was liable for certain employee liabilities. During the second quarter of fiscal 1995, the Company agreed to pay $10 million to the former subsidiary to settle this claim, which primarily has been charged against existing reserves for discontinued operations. The Company paid $5 million during the second quarter with the remaining $5 million to be paid over the next four years.

  In fiscal 1996, the Company plans to early adopt Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The effect on earnings of this accounting change is expected to be immaterial.

RESULTS OF OPERATIONS--1994

  Revenues and income before taxes by segment for fiscal years ended September 30, 1994 andSeptember 30, 1993 and the percentage change for 1994 versus 1993 were:

                                REVENUES            INCOME BEFORE TAXES
                         ------------------------ ----------------------------
                          1994    1993   % CHANGE  1994      1993     % CHANGE
                         ------  ------  -------- -------   -------   --------
                                      (DOLLARS IN MILLIONS)
Alco Office Products.... $2,240  $1,586    41.2%  $ 199.4   $ 138.8     43.7%
Unisource
  United States.........  5,108   4,174    22.4     148.8     118.7     25.4
  Canada................    649     690    (5.9)     13.5      18.3    (26.2)
  Restructuring costs...                                     (175.0)
                         ------  ------           -------   -------
    Total Unisource.....  5,757   4,864    18.4     162.3     (38.0)
                         ------  ------           -------   -------
Operating...............  7,997   6,450    24.0     361.7     100.8
Unconsolidated
 affiliate..............                           (117.2)     (2.5)
Eliminations and
 nonallocated...........     (1)     (5)            (87.7)*   (73.7)*
                         ------  ------           -------   -------
                         $7,996  $6,445    24.1   $ 156.8   $  24.6
                         ======  ======           =======   =======

--------
* Includes interest costs and net corporate expenses.

FISCAL 1994 COMPARED WITH FISCAL 1993

  The Company's revenues for fiscal 1994 were $8 billion, an increase of $1.5 billion over fiscal 1993 revenues of $6.5 billion. Income before taxes from operations increased to $361.7 million from $100.8 million in fiscal 1993, which included a restructuring charge of $175 million related to the Unisource operations. Earnings per share from continuing operations for fiscal 1994 were $.55 compared to $(.02) for fiscal 1993 which included a loss of $1.19 per share resulting from the Unisource restructuring charge. Earnings per share excluding the loss on the sale of the investment in IMMOS in fiscal 1994 and the effect of the restructuring charge in fiscal 1993 were $1.43 and $1.17, respectively.

  AOP generated $654 million in increased revenues, of which $288 million relates to fiscal 1993 acquisitions and $134 million to fiscal 1994 acquisitions. The remaining $232 million increase reflects continued internal growth in all revenue areas of AOP's base companies, particularly in its equipment, service and outsourcing businesses. The $934 million increase in revenues from Unisource's US operations includes $764 million from acquisitions (primarily Butler Paper) and $170 million of internal growth from its base companies. The $41 million revenue decrease in the Unisource Canadian paper businesses is primarily attributable to a 5.9% decrease in the average foreign exchange rate.

  AOP's operating income increase of $60.6 million includes $16.4 million from prior-year acquisitions and $10.2 million from current-year acquisitions. The remaining $34 million increase reflects continued internal growth from its base companies, which is primarily the result of higher operating contributions from the service, supply and outsourcing areas of AOP's businesses, along with increased operating income related to its leasing activities through Alco Capital. Operating income from Unisource's US paper operations increased $30.1 million. This increase represents a contribution of $17.6 million from prior-year acquisitions and $12.5 million from its base companies. The internal growth is attributable to improved gross margins and expense reductions realized in the last half of the fiscal year offset primarily by lower comparable margins experienced in the first half of the year. The Canadian paper distribution business decrease in operating income of $4.8 million is the result of the carryover of certain incremental merger costs related to the Canadian merger plan implemented in fiscal 1993, gross margin erosion in the first half of the fiscal year and the effects of the declining foreign exchange rates.

  Geographically, revenues from the Company's paper and office products operations outside the U.S. were $843 million for fiscal 1994 compared to $800 million for the prior fiscal year. The increase reflects $77 million from the European operations of Erskine acquired in fiscal 1993 along with $7 million from AOP internal growth, offset by a decrease of $41 million from the Canadian paper distribution business. Operating income from foreign operations was $29.1 million for fiscal 1994, an increase of $1.8 million from the prior year, the result of increased AOP foreign operations, offset by the decrease in operating income of the Canadian paper distribution business.

  The 49.9% investment in IMMOS in October 1992 marked the entry of the Company into the European market, and it was to serve as a base for further expansion in Europe. The venture agreement provided the Company with the option of acquiring the remaining shares of IMMOS over a three-year period beginning in 1996 if IMMOS achieved certain operating goals. However, the capital structure and organizational complexities of IMMOS, exacerbated by the distressed European economy and operational differences among the venture partners, had prevented IMMOS from progressing toward those goals. As a result, in September 1994, the Company sold its 49.9% interest in IMMOS for cash plus a passive interest in any subsequent sale of IMMOS for five years. The Company retains no ongoing liability in the joint venture and the parties exchanged complete mutual releases for past actions. In addition, the Company was relieved of the covenant not to compete in Europe contained in the joint venture agreement, although the parties will not compete with each other for a period expiring on December 31, 1995. As part of the transaction, the Company acquired profitable operations in Denmark and France and retained limited operations in Germany. The Company recognized a loss on the sale of its interest in IMMOS in the quarter ended June 30, 1994, and recorded a pretax loss of $115.3 million ($95.1 million, net of tax) equating to a loss per share of $.87 for the quarter ($.88 for fiscal 1994). This charge represents the write-off of the Company's investment in IMMOS plus certain transactional costs less cash proceeds from the sale together with related tax benefits. For the fiscal year ended September 30, 1994, the Company recorded a total pretax loss of $117.2 million from its investment in an unconsolidated affiliate. This includes a pretax loss of $115.3 million relating to the sale previously discussed and a $1.9 million operating loss on its investment through March 31, 1994.

  Interest expense increased by $3.6 million from fiscal 1993, a result of higher interest rates and borrowing levels during the year. Income before taxes from continuing operations increased by $132.2 million, which reflects the net effect of the $115.3 million loss on the sale of IMMOS in fiscal 1994 and the $175 million charge for restructuring costs in fiscal 1993. Income before taxes from continuing operations also includes improved operating results from base companies and earnings contributed by current- and prior-year acquisitions net of increased interest costs and other corporate items. The effective income tax rate for fiscal 1994 was 55% com-pared to 69% in fiscal 1993. The effective income tax rate for fiscal 1994, excluding the effect of the sale of IMMOS, was 39.1% compared with 39.6% in fiscal 1993, excluding the effect of the restructuring costs. Fiscal

1994 weighted average shares were 12.7 million shares greater than the 94.8 million shares for fiscal 1993, primarily the result of a public offering of common stock in December 1993.

  During the first quarter of fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"; the individual and combined effect on earnings of these accounting changes was immaterial.

FINANCIAL CONDITION AND LIQUIDITY

  Debt, excluding finance subsidiaries, was $632 million at September 30, 1995, an increase of $187 million from the Company's debt balance at September 30, 1994 of $445 million. This increase in borrowing levels was primarily to satisfy the Company's working capital and acquisition requirements, net of the proceeds from the July 1995 conversion preferred stock offering described below. On December 1, 1994, the Company entered into a credit agreement under which it may borrow up to $500 million. The Company may also borrow up to $100 million under another credit agreement. At September 30, 1995, short-term borrowings supported by these two facilities totaled $252.5 million, leaving $347.5 million unused and available. Debt as a percentage of capitalization was 25.3%, while the current ratio was 1.6 to 1. In July 1995, Moody's Investor Services upgraded the Company's debt rating to A3, from Baa1. At the end of fiscal 1995, the Company's commitments for capital expenditures were approximately $23 million, all of which are expected to be expended during fiscal 1996.

  In July 1995, the Company completed a public offering of approximately 3.9 million depositary shares, each representing 1/100 of a share of Series BB Conversion Preferred Stock. The Series BB Preferred Stock carries a dividend yield of 6.5% and automatically converts into the Company's common stock on October 1, 1998, unless previously converted at the option of the holder. The purpose of the offering is to fund the Company's ongoing acquisition program. Net proceeds of approximately $290 million were used to repay short-term borrowings incurred to fund working capital requirements and acquisitions.

  The Company recorded a pretax charge of approximately $24 million for environmental claims associated with discontinued manufacturing operations during the fourth quarter of fiscal 1995. Since most environmental claims are paid over a period of years, the impact on annual cash flow is expected to be minimal.

  The Company's change in cash from operating activities during fiscal 1995 primarily relates to working capital requirements. Unisource's working capital primarily reflects the effects of substantial price increases experienced in the paper business along with the increased sales volume. Changes in AOP's working capital primarily relate to inventory from growth in the business along with supplier price increases.

  The Company estimates that total cash expenditures in connection with the Unisource restructuring plan will amount to $143 million, of which approximately $112 million has been spent to date, with the $31 million balance anticipated to be paid in fiscal 1996 and early fiscal 1997. Effective January 1, 1994, Unisource entered into a ten-year agreement with ISSC for $300 million, to provide the information technology system to be implemented as part of the restructuring plan. At September 30, 1995, the remaining commitment under the agreement is $217 million. The foregoing commitments are anticipated to be funded from Unisource's operating cash flow.

  Finance subsidiaries debt grew by $352.7 million from September 30, 1994, a result of increased leasing activity. On June 30, 1995, Alco Capital increased the amount available to be offered under its medium term note program by $1 billion or the equivalent thereof in foreign currency, of which $898 million is unused and available. The program allows Alco Capital to offer to the public from time to time medium term notes having an aggregate initial offering price not exceeding the total program amount. These notes are offered at varying maturities of nine months or more from their dates of issue and may be subject to redemption at the option of Alco Capital or repayment at the option of the holder, in whole or in part, prior to the maturity date in conjunction with meeting specified provisions. Interest rates are determined based on market conditions at the time of issuance. As of September 30, 1995, $602 million of medium term notes bearing a weighted average interest rate of 7.0% were outstanding.

  In addition, Alco Capital entered into an agreement in September 1994 to sell under an asset securitization program, an undivided ownership interest in $125 million of eligible direct financing lease receivables. The agreement, which expires in September 1996, contains limited recourse provisions that require Alco Capital to assign an additional undivided interest in leases to cover any potential losses to the purchaser due to uncollectible leases. As collections reduce previously sold interests, new lease receivables can be sold up to $125 million. During fiscal 1995, Alco Capital sold $67 million in direct financing leases, replacing those leases liquidated and leaving the total amount of contracts sold unchanged at $125 million.

  The Company believes that its operating cash flow together with unused lines of credit and other financing arrangements will be sufficient to finance current operating requirements including capital expenditures, acquisitions and restructuring and transformation programs.

                DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

  The Company is currently authorized to issue 150,000,000 shares of Common Stock and 2,135,878 shares of Serial Preferred Stock ("Preferred Stock"). On January 25, 1996, Alco's shareholders are expected to approve an increase in the authorized number of common shares from 150,000,000 to 300,000,000. Both classes are without par value. The Common Stock is subject to the express terms of the Preferred Stock. The Preferred Stock may be issued from time to time in one or more series, without stockholder approval, with such designations, preferences and relative rights, and qualifications, limitations, or restrictions thereof as shall be adopted by the Board of Directors. Two series of Preferred Stock are currently outstanding.

DIVIDEND RIGHTS

  Common Stock. Dividends and other distributions of assets may be made with respect to the Common Stock from time to time by the Board of Directors within the limits and from the sources permitted by law after payment or provision for payment of all accrued and unpaid dividends (which are cumulative) on the Preferred Stock, so long as there is no default in any sinking fund provisions for the Preferred Stock.

  Preferred Stock. The outstanding Preferred Stock is entitled to payment of annual per share dividends as follows: Series AA, $237.50 ($2.375 per Depositary Share) through January 2, 1996 and $325.00 ($3.25 per Depositary Share) thereafter; and Series BB, $504.00 ($5.04 per Depositary Share).

  So long as any shares of Preferred Stock are outstanding, the Company may not (a) declare or pay any dividends (other than dividends payable in Common Stock or other shares of the Company ranking junior to the Preferred Stock) to holders of Common Stock or shares of the Company of any other class ranking on a parity with or junior to the Preferred Stock, or (b) make any distributions of assets (directly or indirectly, by purchase, redemption or otherwise) to the holders of Common Stock or shares of the Company of any other class ranking on a parity with or junior to the Preferred Stock (except in the case of shares purchased in compromise of claims, or to prevent loss on doubtful debts and except in the case of shares purchased out of the proceeds of the sale of Common Stock or other shares ranking junior to the Preferred Stock received by the Company, subsequent to January 1, 1968):

    (a) Unless all accrued and unpaid dividends on shares of Preferred Stock, including the full dividends for the then quarterly dividend period, shall have been paid or declared and funds sufficient for payment thereof set apart; and

    (b) Unless there shall be no arrearages with respect to redemption of shares of Preferred Stock from any sinking fund provided therefor.

  No dividends may be paid upon or declared or set apart for any of the Preferred Stock for any quarterly dividend period unless at the same time a like proportionate dividend for the same quarterly dividend period, ratably in proportion to the respective annual dividend rates fixed therefor, shall be paid upon or declared or set apart for all Preferred Stock of all series then issued and outstanding and entitled to receive such dividend.

PREEMPTIVE RIGHTS

  Common Stock. The holders of Common Stock do not have any preemptive right to purchase or have offered to them for purchase any shares or other securities of the Company.

  Preferred Stock. The only preemptive right of holders of Preferred Stock is to participate in certain distributions, if any were to be made by the Company, to holders of Common Stock of options or rights to acquire Common Stock, or of evidences of the Company's debt or assets (other than cash).

PREFERRED SHARE PURCHASE RIGHTS

  In February 1988, the Company declared and paid a dividend distribution of one right for each outstanding share of Common Stock. The Rights become exercisable ten days (or such later date, not beyond thirty days, as is fixed by the Board of Directors) after the earlier of: (a) public announcement that an individual or group has acquired or obtained the right to acquire 20% or more of the Company's Common Stock or (b) an individual or group commences or announces an intention to commence a tender or exchange offer that could result in the acquisition of 30% or more of such securities (the "Separation Date"). When exercisable, each Right entitles the holder to purchase one one-hundredth of a share of Alco's Series 12 Preferred Stock for $75 (the "Exercise Price"), subject to adjustment. Further, if any person or group owning 20% or more of Alco's outstanding Common Stock (a) engages in certain self-dealing practices with the Company, or (b) causes the Company to forego or reduce quarterly dividends or take an action which would result in a more than 2% increase in the other entity's proportionate share of the Company's outstanding shares; or if any person or group acquires 30% or more of the Company's outstanding stock, each Right would entitle the holder thereof to acquire for the Exercise Price shares of Common Stock having a market value equal to twice the Right's exercise price.

  If the Company were acquired in a merger or other business combination, or if more than 50% of its earning power or assets were sold in one transaction or a series of transactions, each Right would entitle the holder thereof to purchase shares of the acquiring company's common stock having a market value equal to twice the Right's exercise price. The Rights that are or were held by a person or group owning 20% or more of Alco's outstanding voting securities become void if such person or group engages in an event which entitles holders of the Rights to purchase Common Stock or common stock of the acquiring company having a market value equal to twice the Right's exercise price.

  The Rights, which expire on February 10, 1998, are non-voting and may be redeemed by Alco at a price of $.05 per Right any time prior to ten days after public announcement that a person has acquired 20% or more of the Company's outstanding voting securities. Until the Separation Date, the Rights are transferable with and only with the Common Stock.

VOTING RIGHTS

  Common Stock. Subject to certain voting rights of holders of the Preferred Stock to vote in certain circumstances and with respect to certain matters as a class, the holders of the Common Stock currently have full voting rights upon all matters presented for shareholder action. Shareholders do not have the right to cumulate votes in electing directors.

  Preferred Stock. The holders of Preferred Stock are entitled to one vote per share, and except as otherwise provided by specific provisions of the Company's Articles of Incorporation or by Ohio law, to vote on all matters together with the holders of Common Stock as one class. The holders of Preferred Stock are not entitled to cumulate votes in electing directors. The Articles of Incorporation of Alco provide that in the event of default in the payment, in whole or in part, of six quarterly dividends on the Preferred Stock, whether or not consecutive, the holders of shares of Preferred Stock will be entitled to elect two directors of the Company, to serve in addition to the directors otherwise elected. Such right to elect additional directors is in lieu of the other rights of the holders of Preferred Stock to vote for directors, and will remain in effect until no quarterly dividend is in default. It is also provided that the vote or written consent of at least two-thirds of the outstanding shares of Preferred Stock voting as a class is necessary to effect (i) any amendment or repeal of any of the provisions of the Articles of Incorporation or the Code of Regulations of Alco which affects the voting powers, rights, privileges or preferences of the holders of the Preferred Stock, (ii) the authorization or issue of any stock, or any security convertible into any stock, ranking prior to the Preferred Stock, (iii) the purchase or redemption of less than all the Preferred Stock then outstanding (except in accordance with a stock purchase offer made to all holders of Preferred Stock) when any dividends or sinking fund obligations on the Preferred Stock are in arrears, or (iv) the sale, lease or conveyance by Alco of all or substantially all of its property or business, its voluntary liquidation or dissolution, or its consolidation with or merger into any other corporation, unless the resulting corporation will have no shares authorized or outstanding ranking prior to or on a parity with the Preferred Stock except the same number with the same rights and preferences as those of the Company authorized and outstanding immediately preceding such consolidation or merger, and unless each holder of Preferred Stock immediately prior thereto receives the same number of shares, with the same rights and preferences, of the resulting corporation. It is further provided that the vote or written consent of two-thirds of the holders of shares of any series is necessary to amend the Articles of Incorporation or Code of Regulations of the Company in such a way as to affect adversely and particularly the preferences, rights, powers or privileges of such series. No such vote or consent of the holders of Preferred Stock or any series thereof is required if provision has been made for the redemption of all of the Preferred Stock (or any series thereof). In addition, the Company may not create additional classes of stock or increase the authorized number of shares of Preferred Stock ranking on a parity with the Preferred Stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up without the vote or written consent of at least a majority of the outstanding shares of Preferred Stock voting as a class.

REDEMPTION PROVISIONS AND SINKING FUND

  Common Stock. The Common Stock is not redeemable.

  Preferred Stock. The directors are empowered to determine any redemption rights and price of each series of the Preferred Stock.

  The Series AA Preferred Stock and the Depositary Shares representing such stock are not redeemable prior to January 9, 1996. On and after January 9, 1996 and until January 9, 2000, the Series AA Preferred Stock will be redeemable, in whole or in part, at the option of the Company, for such number of shares of Common Stock as are issuable at a conversion price of $22.32 per share of Common Stock (equivalent to an approximate conversion rate of 2.2402 shares of Common Stock for each Depositary Share), subject to adjustment in certain circumstances. The Company may exercise this option only if for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such 30 trading day period, the closing price of the Common Stock on the New York Stock Exchange ("NYSE") exceeds $29.02, subject to adjustment in certain circumstances. Subject to the market price of the Common Stock, Alco intends to exercise its option to redeem all of the Series AA Preferred Stock as soon as practicable after January 9, 1996. On and after January 9, 2000 (if the option to redeem is not previously exercised by Alco) the Series AA Preferred Stock will be redeemable, in whole or in part at the option of the Company, for cash at a redemption price equivalent to $50.00 per Depositary Share, plus accrued and unpaid dividends. The Series AA Preferred Stock is not entitled to the benefit of any sinking fund.

  The Series BB Preferred Stock and the Depositary Shares representing such stock are not redeemable.

CONVERSION RIGHTS

  Common Stock. The Common Stock is not convertible into any other security.

  Preferred Stock. The directors are empowered to determine whether the shares of any series of the Preferred Stock will be convertible into Common Stock, and, if so, the conversion price or prices and the other terms or provisions of such rights. Series AA is convertible at any time prior to the close of business on the redemption date thereof at a conversion price of $22.32 per share of Common Stock (equivalent to an approximate conversion rate of 2.2402 shares of Common Stock per Depositary Share). Series BB preferred shares are convertible at the option of the holder until October 1, 1998, at which time each share will automatically convert to a number of shares of Common Stock determined by an exchange rate which will vary based on the market price of the Common Stock at that time, and which will range from 1.6393 to 2.0 shares of Common Stock per Depositary Share. The conversion rights with respect to the outstanding Preferred Stock are subject to proportionate adjustment if Alco combines or splits the outstanding shares of Common Stock or pays a dividend in Common Stock. Shares of Common Stock issuable upon the exercise of outstanding stock options are similarly subject to proportionate adjustment in such events. Shares of Preferred Stock which have been converted must be retired and may not be reissued.

LIQUIDATION RIGHTS

  Common Stock. The holders of Common Stock are entitled pro rata to the assets of Alco in the event of voluntary or involuntary liquidation, subject to the rights of creditors and the rights of the holders of the Preferred Stock to receive certain per share amounts plus accrued unpaid dividends.

  Preferred Stock. In the event of voluntary or involuntary liquidation, the holders of the outstanding Preferred Stock are entitled to receive the following per share amounts plus accrued and unpaid dividends: Series AA, $5,000.00 ($50.00 per Depositary Share); and Series BB, $7,737.50 ($77.375 per
Depositary Share). At September 30, 1995, the preference upon liquidation of the shares of Preferred Stock of Series AA and Series BB aggregated $501,248,000. After provision for the liquidation preference of Preferred Stock at September 30, 1995, the portion of shareholders' equity applicable to Common Stock was $1,367,000,000. In the opinion of counsel for Alco, there are no restrictions upon the payment of dividends or other distributions out of surplus solely by reason of the excess of the liquidation preference over the carrying value of the Preferred Stock, and there are no remedies available to security holders before or after the payment of any dividend or distribution solely because such dividend may reduce surplus to an amount less than the amount of such excess. The Preferred Stock has priority over the Common Stock on any liquidation, dissolution or winding up to the extent of the liquidation price plus any accrued and unpaid dividends. The directors have authority in establishing any series to determine the liquidation price for each series in the event of any liquidation, dissolution or winding up.

LIABILITY FOR ASSESSMENT

  Outstanding shares of the common and serial preferred stock, including the shares of stock to be sold by the Selling Shareholders hereunder, are fully paid and non-assessable.

                                  MANAGEMENT

  The following is a list of Alco's directors and executive officers, their ages and their positions for the last five years. Unless otherwise noted, such positions are with Alco or its subsidiaries.

                               ----------------

                NAME                AGE    POSITION (AND YEAR ELECTED OR YEARS SERVED)
                ----                ---    -------------------------------------------
 Elisabeth H. Barrett.............   50 Vice President--Administrative Services (1995-
                                        Present); Director--Administrative Services
                                        (1994-1995); Director--Corporate MIS/HR (1992-
                                        1993)
 O. Gordon Brewer, Jr. ...........   59 Vice President--Finance (1986-Present)
 J. Mahlon Buck, Jr. .............   70 Director of Alco since 1984; Chairman and
                                        President, TDH Capital Corporation (1977-
                                        Present) (also a trustee of The Vanguard Real
                                        Estate Funds Nos. I and II, Main Line Health,
                                        Inc. and The Bryn Mawr Hospital)
 Kathleen M. Burns................   43 Vice President (1994-Present) and Treasurer
                                        (1989-Present); Assistant Treasurer (1987-1989)
 J. Kenneth Croney................   53 Vice President (1983-Present), General Counsel
                                        (1994-Present) and Secretary (1983-Present)
 Paul J. Darling, II..............   57 Director of Alco since 1994; Chairman, President
                                        and Chief Executive Officer, Corey Steel Company
                                        (1984-Present) (also a director of Liberty
                                        Mutual Insurance Company, Liberty Mutual Fire
                                        Insurance Company and Liberty Financial
                                        Companies, Inc.)

                NAME                AGE    POSITION (AND YEAR ELECTED OR YEARS SERVED)
                ----                ---    -------------------------------------------
 Stephen K. Deay..................   48 Vice President--Tax (1993-Present); Director--
                                        Taxes (1989-1993)
 Michael J. Dillon................   42 Vice President (1994-Present) and Controller
                                        (1993-Present); Group Controller, Alco Office
                                        Products (1991-1993); Associate Audit Director
                                        (1991); Senior Audit Manager (1987-1991)
 Kurt E. Dinkelacker..............   42 Group President--Alco Office Products (1995-
                                        Present) and Executive Vice President (1993-
                                        Present); Chief Financial Officer (1993-1995);
                                        Executive Vice President--Finance, Alco Office
                                        Products (1989-1991); Group Controller, Alco
                                        Office Products (1987-1989)
 William F. Drake, Jr. ...........   63 Director of Alco since 1969; Attorney and
                                        Partner, Montgomery, McCracken, Walker & Rhoads
                                        (1984-Present); Vice Chairman (1984-Present)
                                        (also a director of Nocopi Technologies, Inc.)
 James J. Forese..................   60 Director of Alco since 1994; General Manager,
                                        IBM Customer Financing, and Chairman, IBM Credit
                                        Corporation (1993-Present); IBM Vice President,
                                        Finance (1990-1993); IBM Vice President and
                                        Group Executive (1988-1990) (also a director of
                                        Lexmark International, Inc., IBM Latin America,
                                        American Management Systems, Inc. and NUI
                                        Corporation)
 Frederick S. Hammer..............   59 Director of Alco since 1986; A director of
                                        United Student Aid Group, Inc., Tri-Arc
                                        Financial Services and National Media
                                        Corporation; Partner, Inter-Atlantic Capital
                                        Partners, Inc. (1994-Present); Chairman, Chief
                                        Executive Officer and a director, Mutual of
                                        America Capital Management Corporation (1993-
                                        1994); President, SEI Asset Management Services
                                        Group (1989-1993); Mazur Fellow, The Wharton
                                        School, University of Pennsylvania (1989-1990)
 Barbara Barnes Hauptfuhrer.......   67 Director of Alco since 1988; A director of The
                                        Vanguard Group of Investment Companies and of
                                        each of the mutual funds in the Group, The Great
                                        Atlantic and Pacific Tea Co., Inc., Knight-
                                        Ridder, Inc., Massachusetts Mutual Life
                                        Insurance Co. and Raytheon Company
 William T. Leith.................   48 Group President--Unisource and Vice President
                                        (1995-Present); Executive Vice President--
                                        Unisource; U.S. Operations (1994-1995);
                                        President--PCA Central (1991-1994)

                NAME                AGE    POSITION (AND YEAR ELECTED OR YEARS SERVED)
                ----                ---    -------------------------------------------
 Dana G. Mead.....................   59 Director of Alco since 1994; Chairman and Chief
                                        Executive Officer (1994-Present), President and
                                        Chief Operating Officer (1992-1994) and a
                                        director (1992-Present), Tenneco, Inc.; Chairman
                                        (1992-Present), Case Corporation; Chairman
                                        (1995-Present) and a director, National
                                        Association of Manufacturers; Executive Vice
                                        President (1989-1992), Senior Vice President
                                        (1986-1989), International Paper Company (also a
                                        director of National Westminster Bancorp,
                                        Cummins Engine Company, Inc. and Baker Hughes
                                        Incorporated)
 Hugh G. Moulton..................   62 Executive Vice President (1992-Present); General
                                        Counsel (1979-1994); Senior Vice President--
                                        Administration (1983-1992)
 Ray B. Mundt.....................   67 Director of Alco since 1971; Chairman (1986-
                                        1995); Chief Executive Officer (1980-1993);
                                        President (1974-1988) (also a director of
                                        Liberty Mutual Insurance Company, Liberty Mutual
                                        Fire Insurance Company, Liberty Financial
                                        Companies, Inc., Nocopi Technologies, Inc.,
                                        CoreStates Bank, N.A., and Clark Equipment
                                        Company)
 Paul C. O'Neill..................   69 Director of Alco since 1978; Private investor;
                                        Chairman, Ovington Securities Ltd. (1989-1991)
 Rogelio G. Sada..................   60 Director of Alco since 1980; Private investor;
                                        Mayor, San Pedro, N.L., Mexico (1992-1994);
                                        Director, International Advisory Board of
                                        Security Pacific National Bank (1980-1991);
                                        Director General, VITRO, a glass and glass-
                                        related products manufacturer in Mexico (1972-
                                        1985)
 James W. Stratton................   59 Director of Alco since 1988; President, Stratton
                                        Management Company (1972-Present); Chairman
                                        (1993-Present) and a director, Stratton Small-
                                        Cap Yield Fund; Chairman (1981-Present) and a
                                        director, Stratton Monthly Dividend Shares;
                                        Chairman (1972-Present) and a director, Stratton
                                        Growth Fund (also a director of UGI Corporation,
                                        Gilbert Associates and Teleflex)
 John E. Stuart...................   51 Chairman (1995-Present); President and Chief
                                        Executive Officer (1993-Present); Vice President
                                        (1989-1993); Group President, Alco Office
                                        Products (1985-1993)
 Charles Tilden ..................   42 Vice President--Corporate Affairs (1994-
                                        Present); Vice President--Communications,
                                        Gencorp (1988-1994)

  All directors hold office until the election of successors by the shareholders of Alco. All executive officers hold office at the pleasure of the board of directors of Alco. Except for Mr. Buck, who is retiring this year, all current directors will stand for reelection as directors at the 1996 Annual Meeting.

SECURITY OWNERSHIP

  As of November 24, 1995, shares of common stock of Alco were beneficially owned (as determined by rules of the Securities and Exchange Commission, although in certain cases the persons may disclaim beneficial ownership) by the current directors, by each of the individuals named in the Summary Compensation Table (on page 25) and by all current directors and executive officers of Alco as a group, as follows:

                                  AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP
                               -----------------------------------------------
                                 SOLE VOTING       SHARED VOTING    ACQUIRABLE
                                     AND              AND/OR          WITHIN
                               INVESTMENT POWER INVESTMENT POWER(1) 60 DAYS(2)
                               ---------------- ------------------- ----------
   J. Mahlon Buck, Jr. .......      42,635                  0         36,642
   J. Kenneth Croney..........      28,554             10,741         33,116
   Paul J. Darling, II........         286                  0          4,638
   William F. Drake, Jr.......     161,197                  0          1,026
   Kurt E. Dinkelacker........      12,870              5,660         58,090
   James J. Forese............       6,290                  0          4,638
   Frederick S. Hammer........      12,283                  0         20,470
   Barbara Barnes
    Hauptfuhrer...............       3,557                  0         26,562
   James E. Head..............      28,566              7,728         57,528
   William T. Leith...........      18,262              3,299         22,887
   Dana G. Mead...............         270                  0          4,640
   Hugh G. Moulton............      51,000             39,863         80,608
   Ray B. Mundt...............     287,878             50,468          5,898
   Paul C. O'Neill............      77,474             24,000          2,648
   Rogelio G. Sada............      12,738                  0         31,422
   James W. Stratton..........       4,028                  0          7,564
   John E. Stuart.............     112,238              7,007        320,913
   All current directors and
    executive officers as a
    group.....................     966,210            199,888        784,788

  --------
  (1) Includes all shares held under Alco's Retirement Savings Plan and, where applicable, shares owned by spouses or minor children.
  (2) Represents shares which may be acquired within 60 days of November 24, 1995 through the exercise of stock options or vesting under Alco's Partners' Stock Purchase Plan.

  As of November 27, 1995, for each of the individuals named above, the percentage of common stock beneficially owned was less than 1%. The percentage of common stock beneficially owned by all current directors and executive officers as a group was approximately 1.7%. As of November 27, 1995, no person beneficially owned more than 5% of the outstanding shares of common stock of Alco, nor did any director, nominee or executive officer of Alco own any shares of preferred stock of Alco. As of November 27, 1995, Alco employees, through direct ownership or employee benefit plans, owned approximately 15% of the outstanding shares of common stock of Alco.

  For the fiscal year ended September 30, 1995, all reports required to be filed by Section 16(a) of the Securities Exchange Act of 1934 on behalf of Alco's directors and officers to reflect changes in beneficial ownership of Alco's securities were timely filed.

COMMITTEES OF THE BOARD OF DIRECTORS; MEETINGS

  There are four standing committees of the Board of Directors, including the Audit Committee and the Human Resources Committee. Between meetings of the Board of Directors, its powers may be exercised by the Executive Committee, Human Resources Committee and Investment Committee, and they, as well as the Board of Directors, sometimes act by unanimous written consent.

  The Audit Committee (Messrs. Buck, Darling, Sada, and Stratton) met four times during the fiscal year ended September 30, 1995. Its functions are to review the report of Alco's independent auditors relating to their audit of the financial statements of Alco, to review and discuss internal financial controls with both the independent auditors and internal auditors, and to direct that special studies relating to the adequacy of financial controls and accounting procedures be made from time to time as the Committee deems desirable.

  The Human Resources Committee (Mrs. Hauptfuhrer and Messrs. Buck, Darling, Hammer, Mead and Sada) met six times during the fiscal year. It is responsible for reviewing and evaluating persons who are suggested as nominees for election as members of the Board of Directors, and for making recommendations to the Board of Directors concerning such nominees. The Human Resources Committee is also responsible for setting policies regarding executive compensation and for determining the salaries and other compensation of each of the executive officers of Alco. The Committee also has all of the powers and exercises all of the duties of the Board of Directors as described in Alco's stock option, stock purchase, deferred compensation and other similar plans.

  During the fiscal year, the Board of Directors met six times. Each director attended at least 75% of the total number of the meetings of the Board of Directors and the meetings of all committees on which he or she served, except Mr. Mead, who attended 69% of such meetings.

                            EXECUTIVE COMPENSATION

  Alco's executive compensation program is administered by the Human Resources Committee of the Board of Directors, which has responsibility for all aspects of the compensation program for the executive officers of Alco. The Human Resources Committee (the "Committee") is comprised of six directors, none of whom is an employee of Alco and each of whom qualifies as a disinterested person for the purpose of Rule 16b-3 under the Securities Exchange Act of 1934 and an outside director for purposes of Section 162(m) of the Internal Revenue Code (the "Code").

  The Committee's primary objective is to establish and administer programs which attract and retain key executives, and to align their compensation with Alco's performance, business strategies and growth in shareholder value. To this end, the Committee has established and the Board of Directors has endorsed an executive compensation philosophy which includes the following elements:

  --A "pay-for-performance" orientation under which compensation reflects corporate, business unit and individual performance;

  --An emphasis on stock incentives to closely align the interest of executives with the long-term interests of shareholders;

  --An emphasis on total compensation under which base salaries are generally set at or near competitive levels but which motivates and rewards executives with total compensation, including incentive programs, at or above competitive levels if corporate or individual performance is superior;

  --An appropriate balance of short and long-term compensation which facilitates retention of talented executives, rewards long-term strategic planning, and encourages Alco stock ownership; and

  --Recognition that as an executive's level of responsibility increases, a greater portion of the total compensation opportunity should be based on stock and other performance incentives and less on salary and benefits.

  As a matter of policy, the Committee recommends that its executive compensation plans be structured so that payments under such plans will be excluded from compensation subject to the $1,000,000 deduction limit of
Section 162(m) of the Code.

  The primary components of Alco's executive compensation program are (a) base salaries; (b) annual cash bonus opportunities; and (c) long term incentive opportunities.

BASE SALARIES

  Base salaries for executive officers are reviewed annually and are subject to adjustment on the basis of individual, corporate, and business unit performance, as well as competitive, inflationary and internal equity considerations. Base salaries generally are fixed at or near the 50th percentile of predicted executive salaries paid by comparable companies based upon survey data compiled by Alco's compensation consultant. The Committee does not consider the market for determining the compensation of Alco's executives to be limited to the companies included in the industry performance graph on page 4. The companies considered to be comparable to Alco for compensation purposes include a broad cross-section of companies which are representative of industry generally.

  In setting the $850,000 base salary of Mr. Stuart as Chief Executive Officer (for fiscal 1995), the Committee evaluated the factors described above which are used for setting compensation generally, as well as Mr. Stuart's strong record and leadership abilities as President and Chief Executive Officer of Alco during fiscal 1994, including growth in Alco's revenues of 24% and growth in Alco's operating income of 31% in fiscal 1994 compared with fiscal 1993.

ANNUAL BONUS

  Annual bonus payments to executive officers are awarded pursuant to the Alco Standard Corporation Annual Bonus Plan, and are based on corporate or business unit performance compared to the targets established for the year. These annual bonus payments are in amounts equal to a percentage of base salary. They generally range from 0% for threshold, 30-50% for target, and 60-100% for maximum performance. For the individuals named in the Summary Compensation Table, annual bonus potential (as a percentage of base salary) is 0% for threshold, 45%-50% for target and 90%-100% for maximum performance. For performance between threshold and maximum levels, bonus awards are prorated on a straight line basis. For corporate officers, targets for fiscal 1995 were based upon growth in "economic value per share," a concept which measures growth in economic value under a financial model which Alco utilizes. As used in this model, "economic value" reflects the results of the performance factors and investment variables which are within management's control. It disregards macro-economic factors such as interest rates and taxes which also affect market prices for Alco's stock. As a result, changes in "economic value per share" may not be accompanied by corresponding increases or decreases in stock prices over the measurement period. For fiscal 1995, the annual bonus plan for corporate officers was based on increases in economic value per share over this value at the end of fiscal 1994. The threshold, target and maximum increases were fixed at 15%, 18% and 20%, respectively. For fiscal 1995, Alco achieved growth in economic value per share of 27.3% over this value at the end of fiscal 1994. Because of this performance, Messrs. Stuart, Dinkelacker, Moulton and Croney received bonuses at the maximum level.

  For officers of Unisource, annual bonus targets were based on increases in operating income and growth in Unisource's "economic value" compared to targets established for the year (determined by applying the same financial model Alco utilizes to determine "economic value per share"). For fiscal 1995, Unisource achieved operating income of $225 million compared to a $210 million target, and achieved growth in economic value of 19% compared to a 17% target. Because of this performance, Mr. Leith received a bonus at the maximum level. For officers of AOP, annual bonus targets for fiscal 1995 were based on increases in operating income and operating cash flow compared to the targets established for the year. For fiscal 1995, AOP achieved operating income of $251.8 million compared to a $237.7 million target, and operating cash flow of $274.7 million compared to a $220.6 million target. Because of this performance, Mr. Head received a bonus at the maximum level.

LONG TERM INCENTIVE COMPENSATION

 LTIP Awards

  The Alco Standard Corporation Long Term Incentive Compensation Plan ("LTIP") is intended to align the long-term interests of Alco's executives with those of Alco's shareholders. The LTIP motivates and rewards growth in shareholder value by granting to eligible executives awards which vest only if certain performance criteria are met. For corporate officers, the LTIP is based on total shareholder return (stock price appreciation and dividends) compared with the total shareholder return of the Standard & Poor's 500 Stock Index (the "S&P 500"). Awards granted under the LTIP for corporate officers will not vest unless growth in Alco's shareholder value exceeds the S&P 500 total shareholder return over the plan period. Total shareholder return is measured over successive three-year periods (with a new three-year period beginning every fiscal year) and awards, if vested, will be paid at the end of each such three-year period. The LTIP payout is dependent upon achievement of performance targets, ranging from 0 (in the case of performance at or below threshold) to 100% of the participant's base salary at the beginning of the plan period (for maximum performance). For performance between threshold and maximum, the payout will be prorated on a straight-line basis.

  For the three-year plan period ending September 30, 1995, LTIP awards, to the extent vested, were paid in shares of Alco common stock, with the maximum number of shares determined by dividing an amount not exceeding 100% of the participant's base salary at the beginning of the plan period by the price of Alco common stock on September 30, 1992.

  In November 1995, the Committee evaluated whether the corporation and respective business groups had met the criteria for payment of LTIP awards for the 1993-1995 plan period. For corporate officers, the September 30, 1995 value of a $100 investment made on September 30, 1992 in the S&P 500 (with dividends reinvested) was compared to the value of a similar investment in Alco common stock. In order for corporate officers to earn a maximum award, the value of the Alco common stock investment must have exceeded the value of the S&P investment at the end of the period by 20%. In fact, the Alco common stock investment exceeded the S&P 500 investment by 67.7%. For group officers, performance targets were based on compound growth in the economic value and cash flow of the relevant business unit as determined under Alco's shareholder value model ("Total Shareholder Return" or "TSR"). The TSR targets for the 1993-1995 plan period were 12.87% for threshold performance, 15.42% for target performance and 17.86% for maximum performance. AOP achieved a three year TSR of 27.82% and Unisource achieved a three-year TSR of 13.58%. Because of the corporate and AOP performance during the 1993-1995 plan period, Messrs. Stuart, Dinkelacker, Moulton, Croney and Head received LTIP payouts at the maximum levels. Mr. Leith's award was based two-thirds on Unisource's Central Region, which achieved a three-year TSR of 17.95% and one-third on Unisource, which achieved a three-year TSR of 13.58%. Therefore, Mr. Leith received an LTIP payout of 68.8% of the maximum level.

 Stock Options

  Stock options are granted under the corporation's stock option plans as a reward for past performance and as motivation for future performance which maximizes shareholder value. Stock options are generally granted for ten-year terms and vest over a five-year employment period. The exercise price of these stock options is the fair market value of Alco stock on the date of grant.

  In fiscal 1995, Mr. Leith's receipt of an option to purchase 50,000 shares reflected his promotion to the position of Vice President, and Mr. Croney's receipt of an option to purchase 10,000 shares reflected his promotion to General Counsel of Alco during fiscal 1994. The option grants took into consideration outstanding awards and were at the fair market value on the dates of the grants.

SUMMARY OF EXECUTIVE COMPENSATION

  The following table provides a summary of all compensation for the five most highly compensated officers of Alco (and one additional former officer) during the fiscal years ended September 30, 1995, 1994 and 1993:


                          SUMMARY COMPENSATION TABLE

-------------------------------------------------------------------------------
                       ANNUAL COMPENSATION         LONG TERM COMPENSATION
                       --------------------  ----------------------------------
                                             AWARDS(2)
                                             ----------
      NAME                                              ALL OTHER
      AND                                    SECURITIES  COMPEN-
   PRINCIPAL    FISCAL                       UNDERLYING  SATION       LTIP
  POSITION(1)    YEAR  SALARY($)  BONUS($)    OPTIONS    ($)(3)   PAYOUTS($)(4)
  -----------   ------ ---------- ---------  ---------- --------- -------------
  John E. Stu-   1995     850,000   850,000         0    253,427     826,821
   art           1994     700,000   700,000   500,000    177,642           0
   Chairman,     1993     393,750   350,000     1,000    100,533           0
   President
   and
   Chief Exec-
   utive Offi-
   cer
  Kurt E.
   Dinkelacker   1995     350,000   350,000         0    102,980     354,340
   Executive     1994     300,000   300,000   100,000     74,806           0
   Vice Presi-   1993     168,750   150,000         0     42,066           0
   dent and
   Alco Office
   Products
   Group Pres-
   ident
  Hugh G.        1995     312,000   312,000         0    137,029     708,680
   Moulton       1994     300,000   300,000         0     78,136           0
   Executive     1993     300,000         0    40,000     34,097           0
   Vice Presi-
   dent
  J. Kenneth     1995     245,000   220,500    10,000     56,178     347,306
   Croney        1994     222,000   176,000         0     35,762           0
   Vice          1993     210,000         0         0     13,945           0
   President,
   General
   Counsel and
   Secretary
  William T.     1995     383,333   479,167    50,000    117,831     448,412
   Leith         1994     288,003   266,656    50,000     69,246           0
   Vice Presi-   1993     274,257    50,312         0     23,768           0
   dent and
   Unisource
   Group
   President
  James E.       1995     325,000   325,000         0     82,121     366,205
   Head          1994     300,000   300,000   100,000     80,954           0
   Former Vice   1993     167,083   177,535         0     46,098           0
   President
   and
   Alco Office
   Products
   Group Pres-
   ident

--------
(1) In August 1995, Mr. Dinkelacker, who had been serving as Chief Financial Officer and Executive Vice President of Alco, was named Group President of AOP. In January 1995, Mr. Leith, who had been serving as Executive Vice President of Unisource's U.S. operations (and who had previously served as President of the Central Region of Unisource), became Group President of Unisource and a vice president of Alco. In March 1995, Mr. Head resigned his position as Group President of AOP. For fiscal 1995, Mr. Head was paid the amounts set forth above. In consideration of his consulting services and covenant not to compete, Mr. Head will receive payments through 1998 totalling $690,625. Subject to the requirement that AOP achieve its LTIP performance goals for the relevant plan periods, Mr. Head is also eligible to receive cash LTIP payouts equivalent to a maximum of 9,090 shares of Alco common stock (valued at 9/30/96) in 1996 and a maximum of 3,488 shares of Alco common stock (valued at 9/30/97) in 1997.
(2) Does not include LTIP awards, which will only vest if certain performance goals are met. LTIP awards made during fiscal 1995 are included in the LTIP Awards Table on page 10.
(3) Includes the value of shares of Alco common stock purchased with matching company contributions under Alco's stock purchase plans, calculated as of the date of purchase, as follows: John E. Stuart--$247,967 (1995), $176,356 (1994) and $99,703 (1993); Kurt E. Dinkelacker--$101,761 (1995),
    $74,528 (1994) and

   $41,884 (1993); Hugh G. Moulton--$92,447 (1995), $69,374 (1994) and $27,367
   (1993); J. Kenneth Croney--$51,784 (1995), $32,591 (1994) and $11,865
   (1993); William T. Leith--$115,337 (1995), $67,446 (1994) and $22,588
   (1993); James E. Head--$82,121 (1995), $80,954 (1994) and $46,098 (1993).
   The remaining amounts represent above-market interest earned on deferred compensation.
(4) There were no LTIP payouts in fiscal 1994 or 1993. The LTIP payouts for the 1993-1995 plan period were distributed in October 1995 in the form of shares of Alco common stock. The values above are based on the fair market value of Alco common stock on September 30, 1995, the last day of the plan period.

OPTION GRANTS

  The following table shows option grants to the six individuals named in the Summary Compensation Table during the fiscal year ended September 30, 1995:

                      OPTION GRANTS IN LAST FISCAL YEAR(1)
--------------------------------------------------------------------------------

                                     % OF TOTAL
                          NUMBER      OPTIONS
                       OF SECURITIES GRANTED TO EXERCISE               GRANT
                        UNDERLYING   EMPLOYEES  OR BASE                 DATE
                          OPTIONS    IN FISCAL   PRICE   EXPIRATION   PRESENT
         NAME           GRANTED (#)   YEAR (%)   ($/SH)     DATE    VALUE ($)(2)
         ----          ------------- ---------- -------- ---------- ------------
  John E. Stuart.....       --           --        --        --          --
  Kurt E.
   Dinkelacker.......       --           --        --        --          --
  Hugh G. Moulton....       --           --        --        --          --
  J. Kenneth Croney..     10,000        1.3      28.81    11/10/04     73,900
  William T. Leith...     50,000        6.6      32.75     1/26/05    438,250
  James E. Head......       --           --        --        --          --

(1) All stock options were granted at an exercise price equal to fair market value of Alco common stock on date of grant, and become exercisable 20% per year from the date of grant.
(2) The present value of the option grant to Mr. Croney was calculated using Black-Scholes option valuation methodology, based on the following assumptions: (a) ten-year option term; (b) becomes exercisable 20% per year from date of grant; (c) 7.96% expected risk-free rate of return; (d) 16.42% expected volatility; and (e) 1.74% expected dividend yield. The present value of the option grant to Mr. Leith was also calculated using the Black-Scholes option valuation methodology, based upon the following assumptions:
    (a) ten-year option term; (b) becomes exercisable 20% per year from date of grant; (c) 7.78% expected risk-free rate of return; (d) 17.34% expected volatility; and (e) 1.53% expected dividend yield.

OPTION EXERCISES

  The following table shows option exercises for each of the six individuals named in the Summary Compensation Table for the fiscal year ended September 30, 1995:

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                           AND FY-END OPTION VALUES
-------------------------------------------------------------------------------

                                              NUMBER OF    NUMBER OF    VALUE OF
                                             SECURITIES   SECURITIES   UNEXERCISED   VALUE OF
                                             UNDERLYING   UNDERLYING     IN-THE-    UNEXERCISED
                            SHARES           UNEXERCISED  UNEXERCISED     MONEY    IN-THE-MONEY
                           ACQUIRED          OPTIONS AT   OPTIONS AT   OPTIONS AT   OPTIONS AT
                              ON     VALUE     FY-END       FY-END       FY-END       FY-END
                           EXERCISE REALIZED EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
            NAME             (#)      ($)        (#)          (#)        ($)/(1)      ($)/(1)
            ----           -------- -------- ----------- ------------- ----------- -------------
  John E. Stuart..........   9,280  $151,200   232,200      419,320    $5,512,328   $7,662,110
  Kurt E. Dinkelacker.....  14,900  287,831     34,480       87,320       742,665    1,625,885
  Hugh G. Moulton.........    --       --       66,680       36,120     1,750,303      917,985
  J. Kenneth Croney.......    --       --       36,000       16,520     1,042,450      309,610
  William T. Leith........    --       --       19,600       94,500       365,350    1,055,288
  James E. Head...........    --       --       46,400       86,100     1,084,825    1,592,988

(1) Value of unexercised options equals fair market value of Alco common stock as of September 30, 1995, less exercise price, multiplied by the number of shares underlying the stock options.

LONG TERM INCENTIVE COMPENSATION PLAN

  The following table shows the LTIP awards granted to each of the named individuals under the Long Term Incentive Compensation Plan during the fiscal year ended September 30, 1995 and the number of shares of Alco common stock which will become issuable after fiscal 1997 upon attainment of threshold, target and maximum performance levels:

             LONG TERM INCENTIVE PLANS--AWARDS IN LAST FISCAL YEAR
-------------------------------------------------------------------------------

                                         PERFORMANCE       ESTIMATED FUTURE
                           NUMBER OF      OR OTHER        PAYOUTS (SHARES OF
                         SHARES, UNITS  PERIOD UNTIL     COMMON STOCK) (#)(2)
                           OR OTHER     MATURATION OR    --------------------
     NAME                RIGHTS (#)(1)     PAYOUT      THRESHOLD TARGET MAXIMUM
     ----                ------------- --------------- --------- ------ -------
  John E. Stuart........    27,364     10/1/94-9/30/97     0     13,682 27,364
  Kurt E. Dinkelacker...    11,268     10/1/94-9/30/97     0      5,634 11,268
  Hugh G. Moulton.......    10,044     10/1/94-9/30/97     0      5,022 10,044
  J. Kenneth Croney.....     7,888     10/1/94-9/30/97     0      3,944  7,888
  William T. Leith......    11,268     10/1/94-9/30/97     0      5,634 11,268
  James E. Head(3)......     3,488     10/1/94-9/30/97     0      1,744  3,488

(1) Represents the number of stock awards granted, which, if vested, will entitle the participant to receive shares of common stock.
(2) Represents the number of shares of common stock which will be received upon attainment of threshold, target and maximum performance. For performance between threshold and maximum, the number of shares to be received will be prorated on a straight-line basis.
(3) Reflects a reduced award based upon services performed by Mr. Head prior to his resignation as an executive officer in March 1995. Any LTIP payouts to Mr. Head will be in the form of cash based on the fair market value (on the last day of the plan period) of the number of shares earned.

PENSION PLAN AND SUPPLEMENTAL RETIREMENT PLANS

  Certain executive officers of Alco (including Messrs. Stuart, Dinkelacker, Moulton, Croney, Leith and Head) are participants in a pension plan (the "pension plan") for salaried employees which provides to eligible retired employees at age 65 annual pension benefits equal to the number of years of credited service multiplied by 1% of average annual compensation earned during the three consecutive years within the employee's last ten years of participation in the pension plan which yield the highest average. All pension plan costs are paid by Alco and the pension plan and benefits are funded on an actuarial basis. The years of credited service as of September 30, 1995 for the individuals named in the Summary Compensation Table were: John E. Stuart--
9.9 years; Kurt E. Dinkelacker--10.3 years; Hugh G. Moulton--24.9 years; J. Kenneth Croney--21.3 years; William T. Leith--3.6 years; and James E. Head--
5.0 years. In addition, Mr Leith has earned a past service benefit from his former company (which was acquired by Alco in 1990) which entitles him to receive a single life annuity of $1,738 per month beginning at age 65.

  Alco also has a Supplemental Executive Retirement Plan ("SERP"). Coverage under the SERP is limited to participants in the Alco pension plan who are not commissioned sales employees and whose benefits under the pension plan are limited because of (a) restrictions imposed by the Code on the amount of benefits which may be paid from a tax-qualified plan, (b) restrictions imposed by the Code on the amount of an employee's compensation that may be taken into account in calculating benefits to be paid from a tax-qualified plan, or (c) any reductions in the amount of compensation taken into account under the pension plan because of an employee's participation in certain deferred compensation plans sponsored by Alco or one of its subsidiaries. The SERP provides for a supplement to the annual pension paid under the pension plan to participants who attain early or normal retirement under the pension plan or who suffer a total and permanent disability while employed by Alco or one of its subsidiaries and to the pre-retirement death benefits payable under the pension plan on behalf of such participants who die with a vested interest in the pension plan. The amount of the supplement will be the difference, if any, between the pension or pre-retirement death benefit paid under the pension plan and that which would otherwise have been payable but for the restrictions imposed by the Code and any reduction in the participant's compensation for purposes of the pension plan because of his participation in certain deferred compensation plans of Alco or one of its subsidiaries. The maximum amount of annual compensation upon which such supplement may be based is $500,000 per participant.

  The following table shows estimated annual retirement benefits that would be payable to participants under Alco's pension plan and, if applicable, the SERP, upon normal retirement at age 65 under various assumptions as to final average annual compensation and years of credited service and on the assumption that benefits will be paid in the form of a single life annuity. The benefits are not subject to any deduction for Social Security benefits.

                       ESTIMATED ANNUAL RETIREMENT BENEFITS
   -----------------------------------------------------------------------------
                                              YEARS OF CREDITED SERVICE
   FINAL AVERAGE                     -------------------------------------------
   COMPENSATION                         5       10       20       30       35
   -------------                     ------- -------- -------- -------- --------
   $200,000......................... $10,000 $ 20,000 $ 40,000 $ 60,000 $ 70,000
    250,000.........................  12,500   25,000   50,000   75,000   87,500
    300,000.........................  15,000   30,000   60,000   90,000  105,000
    400,000.........................  20,000   40,000   80,000  120,000  140,000
    500,000 or above................  25,000   50,000  100,000  150,000  175,000

  Covered compensation under the pension plan and SERP of each of the named individuals includes salary and bonus as set forth in the Summary Compensation Table.

DIRECTORS' COMPENSATION

  All independent directors are entitled to receive fees of $25,000 per year for service on the Board of Directors and committees thereof, and attendance fees of $1,000 for each board and committee meeting attended. Committee members also receive $3,000 per committee per year and committee chairmen receive $3,000 per chairmanship per year. In addition, independent directors who serve as trustees for Alco's employee benefit plans receive $3,000 per year for services rendered to the plans, $3,000 per year for trustee chairmanship, and attendance fees of $1,000 for each trustees' meeting attended. In addition, Mrs. Hauptfuhrer, who has been a member of the Board since 1988, is entitled to receive $25,000 per year for her services as Chairman of the Independent Directors. In this newly created position, Mrs. Hauptfuhrer coordinates an annual evaluation of the performance of the Chief Executive Officer and holds periodic meetings of the independent directors.

  Certain directors have elected to receive a portion of their directors' fees (excluding attendance fees) in the form of options to purchase Alco common stock, pursuant to the terms of Alco's 1989 Directors' Stock Option Plan, which enables directors of Alco to receive all or a portion of their directors' fees in the form of options to purchase Alco common stock at exercise prices equal to 75% of the fair market value on the date such options are granted. The Directors' Plan provides for an automatic annual grant of stock options to each director who has filed with Alco an election to receive such options in lieu of all or a portion of his or her board, committee and trustee fees. The options are exercisable for twenty years (except in the case of death), but generally may not be exercised prior to the twelve-month anniversary of the date of grant.

  In addition to the above amounts, each independent director receives an annual grant of options to purchase 800 shares of Alco common stock pursuant to the 1993 Stock Option Plan for Non-Employee Directors. Options are granted at an exercise price equal to the fair market value of Alco common stock on the date of grant. Options are immediately exercisable and remain exercisable for a period of ten years from the date of grant.

  Independent directors who complete at least five full years of service as a director and who are not otherwise entitled to receive a pension benefit from Alco are entitled to receive a monthly retirement benefit after retiring from Alco's Board of Directors. Payment of such benefit begins upon the later of the director's 70th birthday or his or her separation from service on the Board of Directors. The amount of such monthly benefit is equal to one-twelfth of the annual retainer in effect for such director (excluding committee fees, chairmanship fees, trustee fees and attendance fees) immediately preceding his or her separation from service on the Board of Directors. Payment of the monthly retirement benefit ceases upon the director's death.

CERTAIN TRANSACTIONS

  Alco has adopted a loan program which encourages persons designated as "partners" to purchase and retain Alco stock. It offers to make loans to partners with the requirement that the loan be secured by the borrower's pledge of Alco stock having a value at the time of the loan of not less than twice the amount of the loan. The loans are payable upon demand and bear interest at an annual rate of 6%. As of November 27, 1995, loans were outstanding to 37 partners in an aggregate amount of approximately $4.5 million. From October 1, 1994 to November 27, 1995, the indebtedness of the following individuals and groups under the loan program was as follows:

                               LARGEST AMOUNT OUTSTANDING AMOUNT OUTSTANDING AT
         NAME OR GROUP              DURING PERIOD($)      NOVEMBER 27, 1995($)
-------------------------------------------------------------------------------
  John E. Stuart..............           713,000                  713,000
  Kurt E. Dinkelacker.........           233,000                  233,000
  Hugh G. Moulton.............           530,000                  300,000
  J. Kenneth Croney...........           269,000                  229,000
  William T. Leith............           224,000                  224,000
  James E. Head...............           180,000                        0
  All current directors and
   executive officers
   as a group.................         2,649,000                2,199,000


  Mr. Drake, who serves as Vice Chairman and a director of Alco, is a partner in the Philadelphia law firm of Montgomery, McCracken, Walker & Rhoads, which rendered legal services to Alco and its subsidiaries during the 1995 fiscal year, and is expected to continue performing legal services during fiscal 1996.

                             PLAN OF DISTRIBUTION

  Shares of common stock will be offered in connection with Alco's (or a subsidiary's) acquisition of businesses and properties from time to time. A maximum of 10,000,000 shares of common stock may be sold pursuant to this prospectus. These shares will ordinarily represent consideration paid directly upon the acquisition of businesses or properties. The shares may also include shares to be delivered upon the exercise or satisfaction of conversion or purchase rights which are created in connection with acquisitions or which were previously created or assumed by the companies whose businesses or properties were acquired by Alco (or a subsidiary).

                                    RESALES

  Shares offered hereby may generally be resold by the persons acquiring them without further registration under the Securities Act of 1933 (the "Act"), unless such persons are "affiliates" or "underwriters" within the meaning of the Act.

  Any person receiving shares offered hereby who is an "affiliate" of Alco may be subject to certain limitations on resale. An "affiliate" is a person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the Company. In the absence of a special relationship between Alco and a person who receives shares from Alco in an acquisition transaction (such as election of such person to Alco's board of directors or ownership by such person of a significant percentage of Alco's outstanding common stock), such a person generally would not be considered an "affiliate" of Alco within the meaning of the Act. Therefore, the limitations on resale applicable to affiliates would not apply to such person.

  Any person receiving shares offered hereby who is an "underwriter" of Alco may also be subject to certain limitations upon resale. An "underwriter" includes a person who purchases Alco shares with a view to the distribution of such shares. Although an "underwriter" may otherwise be subject to certain resale limitations, if such person complies with the "safe harbor" provisions of Rule 145(d), he or she may freely resell shares so long as certain conditions are met. For example, a person who receives common shares from Alco in a typical acquisition transaction is deemed to be an "underwriter" as defined by the Act, but such person is generally free to sell such shares at any time by complying with Rule 145(d), which requires that the amount of common shares which may be sold by such person in any three-month period may not exceed the greater of (i) 1% of the Alco common shares outstanding as shown by the most recent report or statement published by Alco, or (ii) the average weekly trading volume in Alco common shares reported on the Composite Tape during the four calendar weeks preceding the order to sell. Such sales must also be made in "brokers' transactions," which are ordinary sales through a broker acting as agent without special commission arrangements or selling efforts.

  In order for affiliates or underwriters not protected by Rule 145(d) to resell shares offered hereby, Alco would have to agree 1) to provide an opinion to the effect that an exemption applies to such resale, 2) to amend the registration statement of which this prospectus is a part to permit such resales, or 3) to file a new registration statement which includes the shares proposed to be resold. Unless a written agreement obligates Alco to do so, there is no assurance that it will agree to provide such opinion, amendment or registration.

                                USE OF PROCEEDS

  The proceeds of the sale of shares offered hereby, to the extent such proceeds consist of the assets of acquired businesses, will be added to the assets of Alco. Cash proceeds, if any, will be added to the general funds of Alco and may be used for general corporate purposes, including capital expenditures and working capital requirements.

                                LEGAL OPINIONS

  Legal matters in connection with the stock offered hereby have been, or prior to issue or delivery will be, passed upon by Ballard Spahr Andrews & Ingersoll.

                                    EXPERTS

  The consolidated financial statements of Alco Standard Corporation at September 30, 1995 and 1994, and for each of the three years in the period ended September 30, 1995, appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

              MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

  The management of Alco Standard Corporation is responsible for the preparation and presentation of the financial statements and related financial information included in this annual report. The financial statements include amounts that are based on management's best estimates and judgements. These statements have been prepared in conformity with generally accepted accounting principles consistently applied and have been audited by Ernst & Young LLP, independent auditors.

  Management is also responsible for maintaining systems of internal accounting controls that are designed to provide reasonable assurance as to the integrity of the financial records and the protection of corporate assets. Alco Standard Corporation supports an active program of auditing to monitor the proper functioning of its systems. The reports issued by the Alco Audit Department, as well as comment letters from Ernst & Young LLP, are reviewed regularly by the Audit Committee of the Board of Directors, which is composed of four directors who are not employees of the Company. The Audit Committee meets periodically with Ernst & Young LLP, the Alco Audit Department and management to review audit scope, timing and results.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Alco Standard Corporation

  We have audited the accompanying consolidated balance sheets of Alco Standard Corporation and subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alco Standard Corporation and subsidiaries at September 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
October 17, 1995,
except for the stock
split described in note
1, as to which the date
is November 9, 1995

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

      FISCAL YEAR ENDED SEPTEMBER 30 (IN THOUSANDS EXCEPT PER SHARE DATA)

                                              1995        1994        1993
                                           ----------  ----------  ----------
REVENUES
  Net sales............................... $9,794,186  $7,925,784  $6,387,078
  Dividends, interest and other income....      4,621       3,537       6,332
  Finance subsidiaries (note 12)..........     93,019      66,731      51,149
                                           ----------  ----------  ----------
                                            9,891,826   7,996,052   6,444,559
                                           ----------  ----------  ----------
COSTS AND EXPENSES
  Cost of goods sold......................  7,326,721   5,884,819   4,799,757
  Selling and administrative..............  2,109,148   1,765,483   1,378,814
  Interest................................     55,838      43,802      40,189
  Finance subsidiaries interest (note
   12)....................................     40,216      27,978      23,662
  Restructuring costs (note 15)...........                            175,000
                                           ----------  ----------  ----------
                                            9,531,923   7,722,082   6,417,422
                                           ----------  ----------  ----------
LOSS FROM UNCONSOLIDATED AFFILIATE (note
 4).......................................               (117,158)     (2,538)
                                           ----------  ----------  ----------
INCOME FROM CONTINUING OPERATIONS BEFORE
 TAXES....................................    359,903     156,812      24,599
TAXES ON INCOME (note 7)..................    140,630      86,203      16,984
                                           ----------  ----------  ----------
INCOME FROM CONTINUING OPERATIONS.........    219,273      70,609       7,615
LOSS FROM DISCONTINUED OPERATIONS, net of
 taxes (note 2)...........................    (16,541)                 (7,515)
                                           ----------  ----------  ----------
NET INCOME................................    202,732      70,609         100
PREFERRED DIVIDENDS (note 6)..............     15,209      11,572       9,571
                                           ----------  ----------  ----------
NET INCOME (LOSS) AVAILABLE TO COMMON
 SHAREHOLDERS............................. $  187,523  $   59,037  $   (9,471)
                                           ==========  ==========  ==========
EARNINGS (LOSS) PER SHARE (note 1)
  Continuing operations................... $     1.81  $      .55  $     (.02)
  Discontinued operations.................       (.14)                   (.08)
                                           ----------  ----------  ----------
                                           $     1.67  $      .55  $     (.10)
                                           ==========  ==========  ==========

                See notes to consolidated financial statements.

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                      SEPTEMBER 30 (DOLLARS IN THOUSANDS)

                                                             1995       1994
                                                          ---------- ----------
                         ASSETS
CURRENT ASSETS
  Cash................................................... $   90,106 $   53,369
  Accounts receivable, less allowance for doubtful
   accounts:
  1995--$48,628; 1994--$29,428 (note 13).................  1,175,699    915,495
  Inventories (note 1)...................................    747,895    609,974
  Prepaid expenses and deferred taxes....................    146,867    131,638
                                                          ---------- ----------
    Total current assets.................................  2,160,567  1,710,476
                                                          ---------- ----------
OTHER INVESTMENTS AND LONG-TERM RECEIVABLES..............     56,086     68,472
PROPERTY AND EQUIPMENT, at cost (note 5)
  Land...................................................     30,717     29,308
  Buildings and improvements.............................    225,011    213,037
  Machinery and equipment................................    489,507    411,377
                                                          ---------- ----------
                                                             745,235    653,722
  Less accumulated depreciation..........................    375,285    299,775
                                                          ---------- ----------
                                                             369,950    353,947
                                                          ---------- ----------
OTHER ASSETS
  Goodwill (note 1)......................................  1,058,214    747,629
  Miscellaneous..........................................    109,436     59,331
                                                          ---------- ----------
                                                           1,167,650    806,960
                                                          ---------- ----------
FINANCE SUBSIDIARIES ASSETS (note 12)....................    983,322    562,403
                                                          ---------- ----------
                                                          $4,737,575 $3,502,258
                                                          ========== ==========


                See notes to consolidated financial statements.

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                      SEPTEMBER 30 (DOLLARS IN THOUSANDS)

                                                           1995        1994
                                                        ----------  ----------
         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt.................... $   26,319  $   12,299
  Notes payable (note 5)...............................    280,832      91,999
  Trade accounts payable...............................    501,316     500,166
  Accrued salaries, wages and commissions..............    115,874      96,987
  Deferred revenues....................................    172,900     134,485
  Restructuring costs (note 15)........................     33,302      56,971
  Other accrued expenses...............................    259,534     164,023
                                                        ----------  ----------
    Total current liabilities..........................  1,390,077   1,056,930
                                                        ----------  ----------
LONG-TERM DEBT (note 5)................................    325,314     340,771
DEFERRED TAXES AND OTHER LIABILITIES
  Deferred taxes.......................................     96,082      32,192
  Restructuring costs (note 15)........................      6,000      50,000
  Other long-term liabilities..........................    178,782     156,511
                                                        ----------  ----------
                                                           280,864     238,703
                                                        ----------  ----------
FINANCE SUBSIDIARIES LIABILITIES (note 12).............    872,783     498,710
SHAREHOLDERS' EQUITY (note 6)
  Series AA convertible preferred stock, no par value:
   4,025,000 depositary shares issued and outstanding..    201,924     199,912
  Series BB conversion preferred stock, no par value:
   3,877,200 depositary shares issued and outstanding..    290,152
  Common stock, no par value: authorized 150,000,000
   shares;
   issued 1995--112,182,000 shares; 1994--109,044,000
   shares..............................................    637,414     551,215
  Retained earnings....................................    765,309     642,634
  Foreign currency translation adjustment..............    (21,536)    (22,550)
  Cost of common shares in treasury: 1995--118,000
   shares;
   1994--148,000 shares................................     (4,726)     (4,067)
                                                        ----------  ----------
                                                         1,868,537   1,367,144
                                                        ----------  ----------
                                                        $4,737,575  $3,502,258
                                                        ==========  ==========

                See notes to consolidated financial statements.

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

      FISCAL YEAR ENDED SEPTEMBER 30 (IN THOUSANDS EXCEPT PER SHARE DATA)

                                1995               1994              1993
                          -----------------  -----------------  ----------------
                          SHARES   AMOUNTS   SHARES   AMOUNTS   SHARES  AMOUNTS
                          -------  --------  -------  --------  ------  --------
SERIES AA CONVERTIBLE
 PREFERRED STOCK
  Balance, beginning of
   year.................    4,025  $199,912    4,025  $197,900
  Issued in public
   offering.............                                         4,025  $196,335
  Dividend accretion....              2,012              2,012             1,565
                          -------  --------  -------  --------  ------  --------
  Balance, end of year..    4,025  $201,924    4,025  $199,912   4,025  $197,900
                          =======  ========  =======  ========  ======  ========
SERIES BB CONVERSION
 PREFERRED STOCK
  Issued in public
   offering.............    3,877  $290,152
                          -------  --------
  Balance, end of year..    3,877  $290,152
                          =======  ========
COMMON STOCK
  Balance, beginning of
   year.................  109,044  $551,215   97,544  $259,031  97,544  $257,069
  Issued in public
   offering.............                      11,500   293,500
  Mergers, acquisitions
   and other............    3,138    81,478             (4,104)
  Tax benefit relating
   to stock plans.......              4,721              2,788             1,962
                          -------  --------  -------  --------  ------  --------
  Balance, end of year..  112,182  $637,414  109,044  $551,215  97,544  $259,031
                          =======  ========  =======  ========  ======  ========
RETAINED EARNINGS
  Balance, beginning of
   year.................           $642,634           $651,373          $699,015
  Net income............            202,732             70,609               100
  Cash dividends
   declared:
    Series AA preferred
     stock, per share:
     1995--$2.875;
     1994--$2.875;
     1993--$2.236.......            (11,572)           (11,572)           (9,571)
    Series BB preferred
     stock, per share:
     1995--$.938........             (3,637)
    Common stock, per
     share: 1995--$.52;
     1994--$.50; 1993--
     $.48...............            (57,267)           (52,222)          (44,858)
    Pooled companies,
     prior to merger....             (1,259)            (2,408)
  Credits (charges) from
   issuance of treasury
   shares and other.....             (6,322)           (13,146)            6,687
                                   --------           --------          --------
  Balance, end of year..           $765,309           $642,634          $651,373
                                   ========           ========          ========
FOREIGN CURRENCY TRANSLATION
 ADJUSTMENT
  Balance, beginning of
   year.................           $(22,550)          $(23,640)         $ (6,622)
  Translation
   adjustment...........              1,014             (1,347)          (17,018)
  Sale of investment in
   unconsolidated
   affiliate............                                 2,437
                                   --------           --------          --------
  Balance, end of year..           $(21,536)          $(22,550)         $(23,640)
                                   ========           ========          ========
COST OF COMMON SHARES IN
 TREASURY
  Balance, beginning of
   year.................      148  $ (4,067)   3,616  $(64,048)  5,646  $(89,099)
  Purchases.............    2,783   (91,430)   1,774   (47,733)  1,512   (32,389)
  Reissued for
    Exercise of
     options............     (544)   16,652     (908)   18,027    (810)   13,063
    Sales to employee
     stock plans........   (2,267)   74,067   (2,344)   47,799  (2,500)   40,564
    Mergers,
     acquisitions and
     other..............       (2)       52   (1,990)   41,888    (232)    3,813
                          -------  --------  -------  --------  ------  --------
  Balance, end of year..      118  $ (4,726)     148  $ (4,067)  3,616  $(64,048)
                          =======  ========  =======  ========  ======  ========

                See notes to consolidated financial statements.

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FISCAL YEAR ENDED SEPTEMBER 30 (IN THOUSANDS)

                                                  1995       1994       1993
                                                ---------  ---------  ---------
OPERATING ACTIVITIES
Net income....................................  $ 202,732  $  70,609  $     100
Additions (deductions) to reconcile net income
 to net cash provided by operating activities
 Depreciation.................................     75,765     70,037     57,272
 Amortization.................................     33,959     26,791     22,137
 Provision for losses on accounts receivable..     21,900     19,668     19,702
 Provision (benefit) for deferred income
  taxes.......................................     68,298     22,487    (55,042)
 Change in deferred liabilities...............     32,513      2,816     15,232
 Restructuring costs..........................    (60,364)   (46,588)   169,939
 Loss on sale of
 Investment in unconsolidated affiliate.......               115,265
 Alco Diversified Services....................                            9,841
 Changes in operating assets and liabilities
 Decrease (increase) in
  Accounts receivable.........................   (193,717)   (74,369)   (72,064)
  Inventories.................................   (111,933)     3,154    (52,877)
  Prepaid expenses............................    (10,407)   (17,873)    (5,083)
 Increase (decrease) in accounts payable,
  deferred revenues, and accrued expenses.....     59,979     79,855    (52,563)
 Miscellaneous................................     (3,808)       364    (13,267)
                                                ---------  ---------  ---------
Net cash provided.............................    114,917    272,216     43,327
                                                ---------  ---------  ---------
INVESTING ACTIVITIES
Proceeds from sale (net of cash retained) of
 Investment in unconsolidated affiliate.......                 8,226
 Alco Diversified Services....................                           69,836
Cost of companies acquired, net of cash
 acquired.....................................   (299,840)   (46,705)  (439,447)
Proceeds from sale of property and equipment..     25,926     24,833     21,769
Expenditures for property and equipment.......    (99,234)  (107,969)   (83,789)
Payments received on long-term receivables....      6,837      9,251      5,369
Purchases of miscellaneous assets.............    (51,445)    (7,973)   (10,702)
Finance subsidiaries receivables--Additions...   (696,217)  (408,412)  (278,503)
Finance subsidiaries receivables--
 Collections..................................    247,798    210,969    166,274
                                                ---------  ---------  ---------
Net cash used.................................   (866,175)  (317,780)  (549,193)
                                                ---------  ---------  ---------
FINANCING ACTIVITIES
Proceeds from
 Issuance of long-term debt...................     42,813     20,835    319,338
 Issuance of Series BB conversion preferred
  stock, net..................................    290,152
 Issuance of common stock, net................               293,500
 Issuance of Series AA convertible preferred
  stock, net..................................                          196,335
 Option exercises and sale of treasury
  shares......................................     91,848     69,914     62,284
 Sale of finance subsidiaries lease
  receivables.................................     66,677    125,000
 Life insurance borrowings....................      3,342     31,055
Issuance (repayment) of short-term borrowings,
 net..........................................    158,569    (68,278)   163,563
Proceeds (repayments) of accounts receivable
 sold.........................................     10,741     14,985     (3,440)
Long-term debt repayments.....................    (66,956)  (369,238)  (241,827)
Finance subsidiaries debt--Issuance...........    534,717    248,098    228,307
Finance subsidiaries debt--Repayments.........   (182,014)  (196,308)  (124,201)
Dividends paid................................    (70,464)   (59,392)   (49,995)
Purchase of treasury shares...................    (91,430)   (47,733)   (32,389)
                                                ---------  ---------  ---------
Net cash provided.............................    787,995     62,438    517,975
                                                ---------  ---------  ---------
NET INCREASE IN CASH..........................     36,737     16,874     12,109
                                                ---------  ---------  ---------
CASH AT BEGINNING OF YEAR.....................     53,369     36,495     24,386
                                                ---------  ---------  ---------
CASH AT END OF YEAR...........................  $  90,106  $  53,369  $  36,495
                                                =========  =========  =========

                See notes to consolidated financial statements.

                  ALCO STANDARD CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  The consolidated financial statements include the accounts of Alco Standard Corporation and its wholly owned subsidiaries (the Company). Significant intercompany accounts and transactions have been eliminated in consolidation.

 Revenue Recognition

  Revenues are recorded at the time of shipment of products or performance of services. Revenues from service contracts are recognized in earnings over the term of the contract. The present values of payments due under sales-type lease contracts are recorded as revenues and cost of goods sold is charged with the book value of the equipment at the time of shipment. Future interest income is deferred and recognized over the related lease term.

 Inventories

  Inventories are stated at the lower of cost or market and consist of finished goods available for sale. The Company uses the LIFO method of determining cost for approximately 60% of its inventories and the FIFO method for the balance. If the FIFO method of accounting had been used for all inventories, these balances would have been $92,590,000 higher at September 30, 1995 and $36,877,000 higher at September 30, 1994.

 Goodwill

  Substantially all goodwill (excess of cost of acquired companies over equity) is amortized over 40 years by the straight-line method. The recoverability of goodwill is evaluated at the operating unit level by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has current operating losses and based upon projections there is a likelihood that such operating losses will continue, the Company will evaluate whether impairment exists on the basis of undiscounted expected future cash flows from operations before interest for the remaining amortization period. If impairment exists, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows.

 Depreciation

  Properties and equipment are depreciated over their useful lives by the straight-line method.

 Earnings (Loss) Per Share

  Earnings (loss) per share are based on 112,520,000 weighted average shares in 1995, 107,458,000 shares in 1994 and 94,792,000 shares in 1993, and include the dilutive effect of common stock equivalents, principally stock options.

 Reclassifications

  Certain prior-year amounts have been reclassified to conform with the current-year presentation.

 Foreign Currency Translation

  All assets and liabilities of foreign subsidiaries are translated into US dollars at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded as a component of shareholders' equity.

 Accounting Changes

  During fiscal 1994, the Company changed its methods of accounting for income taxes and retiree healthcare benefits. The cumulative effect of adopting each of these new accounting methods was immaterial.

                  ALCO STANDARD CORPORATION AND SUBSIDIARIES

 Pending Accounting Change

  In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of fiscal 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

 Interest Rate Swap Agreements

  The Company has entered into several interest rate swap agreements as a means of managing its interest rate exposure. These agreements have the effect of converting certain of the Company's variable rate obligations to fixed rate obligations. Net amounts paid or received are reflected as adjustments to interest expense.

 Stock Split

  All common shares and per share amounts have been adjusted to give retroactive effect to a two-for-one stock split effected in the form of a stock dividend distributed on November 9, 1995 to holders of record on October 27, 1995.

2. DISCONTINUED OPERATIONS AND DIVESTITURES

  The Company has owned several manufacturing and industrial businesses, all of which have been sold. There are currently environmental remediation claims pending for manufacturing or landfill sites in the United States that relate to these discontinued operations. As a result of several recent environmental remediation claims, and increased estimated costs associated with existing environmental remediation sites, primarily related to discontinued manufacturing operations divested by the Company in 1991 and prior, the Company took a fourth quarter charge in fiscal 1995 to increase its liabilities for environmental remediation. The discontinued operations charge was $23,630,000 ($16,541,000 net of tax) or $.14 per share. The adjustment reflects management's best estimate, based on information currently available, of costs to be incurred for existing and probable environmental claims of discontinued operations.

  In July 1993, the Company completed the sale of the Alco Diversified Services (ADS) assets of approximately $102,000,000 to an investor group for $84,000,000 in cash and notes. Accordingly, ADS results for fiscal 1993 are reported in the accompanying Statements of Income as discontinued operations. In fiscal 1993, ADS had revenues of $153,063,000, an operating loss of $3,946,000, a loss on disposal of $9,841,000, and tax benefits of $6,272,000, resulting in a net loss from discontinued operations of $7,515,000.

  In September 1995, the Company divested Central Products Company for $80,000,000 in cash and notes, and recorded a continuing operations pretax gain of approximately $4,000,000 on the sale. Also included in the Company's continuing operations and related to Central Products Company are fiscal 1995 revenues of $120,219,000 and net income from operations of $2,668,000.

  During 1995, the Company agreed to pay $10,000,000 to settle a claim by a former subsidiary, which had asserted that the Company was liable for certain employee liabilities. This amount has been primarily charged against existing reserves for discontinued operations. The Company paid $5,000,000 during 1995 with the remaining $5,000,000 to be paid over the next four years.

                  ALCO STANDARD CORPORATION AND SUBSIDIARIES

3. ACQUISITIONS

  In June 1995, Erskine Limited, a U.K. subsidiary of the Company, purchased all of the outstanding shares of Southern Business Group PLC (renamed A:Copy
(UK) PLC on October 1, 1995), for approximately $133,800,000. A:Copy (UK) sells, leases, services and remanufactures copiers and other office equipment in Southern England. Total assets acquired were $163,359,000, which includes goodwill of $119,556,000. In addition, 111 other acquisitions were made in fiscal 1995 for an aggregate purchase price of $266,773,000 in cash, notes and stock. Total assets related to these 111 acquisitions were $368,836,000, including goodwill of $244,668,000. The Company also issued 675,106 common shares for two acquisitions accounted for as poolings-of-interests and their results of operations were included from the beginning of the fiscal year. $4,998,000 of additional cash was paid and capitalized in fiscal 1995 relating to prior-years' acquisitions.

  In fiscal 1994, the Company issued 1,397,350 common shares from treasury for three acquisitions accounted for as poolings-of-interests and their results of operations were included from the beginning of the fiscal year. Also during fiscal 1994, 47 other acquisitions were made for an aggregate purchase price of $62,009,000 in cash, notes and stock. Total assets related to these 47 acquisitions were $111,099,000, including goodwill of $55,165,000. An additional $4,900,000 was paid and capitalized in fiscal 1994 relating to prior-years' acquisitions.

  In June 1993, the Company acquired over 90% of the outstanding shares of Erskine House Group PLC (Erskine), a United States and European distributor of office products, and the remaining outstanding shares were acquired during the fourth quarter of fiscal 1993. The purchase price was approximately $103,000,000, plus the assumption of approximately $101,000,000 of debt and redeemable preferred stock. Total assets acquired were $278,975,000, including goodwill of $180,408,000.

  In July 1993, the Company acquired the paper distribution businesses of Butler Paper Company for a purchase price of $140,000,000. Total assets acquired were $277,843,000 and negative goodwill (excess of acquired equity over cost) of approximately $37,157,000 was allocated to fixed assets.

  During fiscal 1993, 21 other acquisitions were made for an aggregate purchase price of $50,606,000 in cash and stock. Total assets acquired were $68,878,000 including goodwill of $30,645,000. An additional $30,236,000 was paid and capitalized in 1993 relating to prior-years' acquisitions.

  All acquisitions, unless otherwise noted, are included in results of operations from their dates of acquisition.

  Had the purchase acquisitions been made at the beginning of the fiscal year prior to their acquisition and the poolings been made on October 1, 1992, pro forma results from continuing operations would have been:

                                                 1995        1994       1993
                                              ----------- ---------- ----------
                                               FISCAL YEAR ENDED SEPTEMBER 30
                                              ---------------------------------
                                               (IN THOUSANDS EXCEPT PER SHARE
                                                            DATA)
Revenues..................................... $10,294,905 $8,753,729 $7,754,354
Income from continuing operations............     256,452    122,244     25,636
Earnings per share........................... $      1.98 $      .81 $      .13

  The pro forma results assume that $290,000,000 of the purchase price of 1995 acquisitions was funded by the proceeds from issuance of Series BB conversion preferred stock, while $285,000,000 of the total purchase price of 1994 and 1993 acquisitions was funded by the proceeds from issuance of common stock in December 1993 and $201,250,000 of the purchase price of 1993 acquisitions was funded by the proceeds from issuance of the Series AA convertible preferred stock.

                  ALCO STANDARD CORPORATION AND SUBSIDIARIES

4. LOSS FROM UNCONSOLIDATED AFFILIATE

  In October 1992, the Company purchased a 49.9% interest in IMM Office Systems GmbH (IMMOS), a European distributor of office products, for $122,500,000 in cash, which included goodwill of $107,478,000. In September 1994, the Company completed the sale of this investment for cash plus a passive interest in any subsequent sale of IMMOS for five years. The Company retains no ongoing liability in the joint venture and the parties exchanged complete mutual releases for past actions. In addition, the Company was relieved of the covenant not to compete in Europe contained in the joint venture agreement, although the parties will not compete with each other for a period expiring on December 31, 1995. As part of the transaction, the Company acquired profitable operations in Denmark and France and retained limited operations in Germany. The Company recognized a loss on the sale of its investment in IMMOS in the quarter ended June 30, 1994, recording a pretax loss of $115,300,000 ($95,100,000, net of tax) equating to a loss per share of $.87 in the quarter ended June 30, 1994 and $.88 for the fiscal year ended September 30, 1994. This loss represents the write-off of the Company's investment in IMMOS, plus certain transactional costs less the cash proceeds from the sale together with related tax benefits. In addition, the Company recorded losses totaling $1,900,000, which represent the Company's share of IMMOS operating losses for the first half of fiscal 1994.

5. NOTES PAYABLE AND LONG-TERM DEBT

  Notes payable consisted of:

                                                            SEPTEMBER 30,
                                                          -----------------
                                                            1995     1994
                                                          -------- --------
                                                             (IN THOUSANDS)
   Notes payable to banks at average interest rate:
     1995--6.8%; 1994--5.5%.............................  $279,496 $ 91,419
   Other notes payable at average interest rate:
     1995--7.2%; 1994--7.1%.............................     1,336      580
                                                          -------- --------
                                                          $280,832 $ 91,999
                                                          ======== ========

  Long-term debt consisted of:

                                                            SEPTEMBER 30,
                                                          -----------------
                                                            1995     1994
                                                          -------- --------
                                                             (IN THOUSANDS)
   Bond issue at interest rate of 8 7/8% due 2001.......  $150,000 $150,000
   Private placement debt at average interest rate:
     1995--8.3%; 1994--8.2%; due 1998...................    50,000   70,000
   Notes payable to insurance company at average
    interest rate of 9.7% due
     1997-2005..........................................    60,000   60,000
   Industrial revenue bonds at average interest rate:
     1995--5.1%; 1994--8.4%; due 1996-2001..............    10,328   10,537
   Sundry notes, bonds and mortgages at average interest
    rate of 7.5% due
     1996-2005..........................................    51,893   38,341
   Present value of capital lease obligations (gross
    amount:
     1995--$45,894; 1994--$40,928)......................    29,412   24,192
                                                          -------- --------
                                                           351,633  353,070
   Less current maturities..............................    26,319   12,299
                                                          -------- --------
   Long-term debt.......................................  $325,314 $340,771
                                                          ======== ========

                  ALCO STANDARD CORPORATION AND SUBSIDIARIES

  Long-term debt matures in fiscal years: 1996--$26,319,000; 1997-- $17,507,000; 1998--$59,432,000; 1999--$7,791,000; 2000--$5,139,000; 2001-
2005--$235,445,000.

  On December 1, 1994, the Company entered into a credit agreement with 14 banks under which it may borrow up to $500,000,000. The agreement has two parts: $150,000,000 is available for 364 days subject to annual renewal for successive 364-day periods through December 1, 1999; the other $350,000,000 terminates on December 1, 1999. Facility fees of 8 basis points per annum on the 364-day portion and 10 basis points per annum on the five-year portion are charged for these commitments. The agreement provides that loans may be made under either domestic or Eurocurrency notes at rates computed under a selection of rate formulas including prime or Eurocurrency rates.

  The Company may also borrow up to $100,000,000 or the Canadian dollar equivalent under its amended April 1993 credit agreement with four banks. The agreement has two parts: $50,000,000 is available for 364 days, subject to annual renewal through April 19, 1996; the other $50,000,000 is available through April 21, 1996. Facility fees of 8 basis points per annum on the 364-day portion and 10 basis points per annum for the three-year portion are charged for these commitments. Loans under the agreement may be made under a selection of rate formulas including prime, the Eurodollar rate in the United States or Canada, or the Canadian Bankers Acceptance rate.

  At September 30, 1995, short-term borrowings supported by the combined lines of credit totaled $252,496,000 leaving $347,504,000 unused and available.

  The Company has entered into an agreement to borrow $55,000,000 in November 1995 with an interest rate of 7.15% maturing in November 2005. The proceeds will be used to repay short-term notes payable.

  The Company is in compliance with all covenants, including financial, for all loan agreements. The industrial revenue bonds, capital lease obligations and mortgages are secured by property and equipment that had a net book value of $31,978,000 at September 30, 1995.

  Interest paid, including finance subsidiaries, approximated $87,000,000, $72,000,000 and $63,500,000 for fiscals 1995, 1994 and 1993, respectively.

6. SHAREHOLDERS' EQUITY

  On July 25, 1995, the Company sold 3,877,200 depositary shares, each representing 1/100th of a share of Series BB conversion preferred stock, for $77.375 per depositary share totaling $299,998,350, and used the net proceeds to reduce debt. Dividends are cumulative at $5.04 per year per depositary share. This series of preferred stock has one vote per share (equivalent to 1/100 vote per depositary share) and has a liquidation preference of $77.375 per depositary share plus an amount equal to accrued and unpaid dividends. Prior to October 1, 1998, each depositary share is convertible at the option of the holder into 1.6393 shares of common stock of the Company. On October 1, 1998, unless previously converted at the option of the holder, each of the outstanding depositary shares will automatically convert into a number of shares of common stock of the Company equal to (a) 1.6393 shares of common stock per depositary share if the current market price of the Company's common stock is greater than or equal to $47.20 per share, (b) between 1.6393 and two shares, equivalent to the current market price of the common stock if the stock price is between $47.20 and $38.6875, and (c) two shares of common stock per depositary share if the current market price of the Company's common stock is at or below $38.6875 per share. The current market price to be used in the conversion calculation will be the average closing price per share of common stock of the Company on the twenty trading days immediately prior to, but not including, October 1, 1998. At September 30, 1995, 7,754,400 shares of common stock were reserved for conversion of the Series BB conversion preferred stock.

                  ALCO STANDARD CORPORATION AND SUBSIDIARIES

  In December 1993, the Company issued 11,500,000 shares of common stock in a public offering. The net proceeds from the offering of $293,500,000 were used for repayment of debt. Income and earnings per share from continuing operations for fiscal 1993 would have been $13,288,000 and $.03, respectively, if the offering had occurred on October 1, 1992. Income from continuing operations for fiscal 1994 would have been $71,896,000 and earnings per share would have been unchanged if the offering had occurred on October 1, 1993.

  On December 22, 1992, the Company sold 4,025,000 depositary shares, each representing 1/100th of a share of Series AA convertible preferred stock at $50.00 per depositary share totaling $201,250,000, and used the net proceeds to reduce debt. Dividends are cumulative at $2.375 per year per depositary share through January 2, 1996 and $3.25 per depositary share per year thereafter. The dividend is accrued on a straight-line basis ($2.875 per depositary share) and accretion for the difference between the accrued and cash dividend amounting to $5,589,000 at September 30, 1995 has been credited to Series AA convertible preferred stock. This series of preferred stock has one vote per share (equivalent to 1/100 vote per depositary share) and is convertible at a rate of 2.2402 shares of the Company's common stock per depositary share at any time. The Series AA convertible preferred stock, unless previously converted into common stock, is redeemable by issuance of common stock at the Company's option at the rate of 2.2402 shares of common stock per depositary share (with certain limitations) on or after January 9, 1996 through January 9, 2000. On or after January 9, 2000, this series of preferred stock is redeemable at the Company's option at $50.00 per depositary share. Upon liquidation, the Series AA convertible preferred stock has preference equivalent to $50.00 per depositary share plus an amount equal to accrued and unpaid dividends. At September 30, 1995, 9,016,806 shares of common stock were reserved for conversion of the Series AA convertible preferred stock.

  Employee stock options are granted at the market price at dates of grant and expire in ten years. The proceeds of options exercised are credited to shareholders' equity. There are no charges or credits to income in connection with these options. A 1989 plan for the Company's directors enables participants to receive their annual directors' fees in the form of options to purchase shares of common stock at a discount. The discount is equivalent to the annual directors' fees and is charged to expense.

  Changes in common shares under option were:

                                    DIRECTORS                    EMPLOYEES
                            --------------------------- -----------------------------
                            SHARES   OPTION PRICE RANGE  SHARES    OPTION PRICE RANGE
                            -------  ------------------ ---------  ------------------
   September 30, 1992...... 173,366   $ 9.78 to $14.34  4,511,194   $ 8.06 to $19.13
   Granted.................  49,338    15.09 to  20.13  1,135,634    17.63 to  20.13
   Exercised............... (34,448)    9.78 to  13.17   (775,832)    8.06 to  19.13
   Cancelled...............                              (423,434)   11.44 to  20.13
                            -------   ----------------  ---------   ----------------
   September 30, 1993...... 188,256     9.78 to  20.13  4,447,562     8.06 to  20.13
   Granted.................  34,832    21.14 to  28.19    924,670    24.50 to  31.00
   Exercised............... (42,630)    9.78 to  20.13   (865,482)    8.06 to  20.13
   Cancelled...............  (1,520)             15.09    (21,102)    8.06 to  28.81
                            -------   ----------------  ---------   ----------------
   September 30, 1994...... 178,938     9.78 to  28.19  4,485,648     9.09 to  31.00
   Granted.................  32,604    24.56 to  32.75    789,632    28.62 to  40.31
   Exercised............... (39,852)    9.78 to  15.09   (814,398)    9.09 to  28.19
   Cancelled...............                               (46,214)   14.31 to  32.81
                            -------   ----------------  ---------   ----------------
   September 30, 1995...... 171,690   $ 9.78 to $32.75  4,414,668   $ 9.09 to $40.31
                            =======   ================  =========   ================

  At September 30, 1995, options to purchase 2,291,248 shares were exercisable (1995: employees--2,144,162, directors--147,086; 1994: employees--2,199,040, directors--144,106) and 6,028,870 shares were

                  ALCO STANDARD CORPORATION AND SUBSIDIARIES available for grant (1995: employees--5,131,744, directors--897,126; 1994: employees--367,534, directors--929,730).

  In fiscal 1995, with Board of Director and shareholder approvals, the Company amended and restated its Long Term Incentive Compensation Plan (LTIP). The plan is intended to motivate, recognize and reward key management employees for long-term performance at the corporate or group level. Under the plan, key management employees are granted stock awards to receive company stock, which are earned upon achieving predetermined performance objectives during three-year intervals. The value of these awards is charged to expense over the related plan period. In fiscal 1995, the Company granted 602,530 stock awards under the plan, including 403,824 to replace stock options granted under the original LTIP. At September 30, 1995, 128,818 of these awards had been earned.

  One preferred share purchase right (Right) exists for each outstanding share of common stock (the Shares). The Rights become exercisable ten days after the earlier of a public announcement by another entity that it has acquired beneficial ownership of 20% or more of the Shares or a public announcement of another entity's intention to commence a tender offer to acquire beneficial ownership of 30% or more of the Shares.

  When the Rights become exercisable, each Right will entitle a holder to purchase 1/100th of a share of Series 12 preferred stock for an exercise price of $75. If the Company consolidates or merges with another entity, or sells assets that aggregate 50% of its consolidated assets, or generates more than 50% of its consolidated operating income or cash flow, then each Right holder will have the right to purchase, for the exercise price, a number of shares of the other entity having a then-current market value equal to twice the exercise price.

  If another entity owning 20% or more of the Shares (a) engages in certain transactions with the Company, or (b) causes the Company to forgo or reduce quarterly dividends or take an action that would result in a more than 2% increase in the other entity's proportionate share of the outstanding shares; or if another entity becomes the beneficial owner of 30% or more of the outstanding shares; then each Right holder (other than the other entity) will have the right to purchase, for the exercise price, a number of shares of the Company having a then-current market value equal to twice the exercise price.

  The Rights are redeemable by the Company prior to becoming exercisable at $.05 per Right and expire on February 10, 1998.

7. TAXES ON INCOME--CONTINUING OPERATIONS

  Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 permitted the Company to recognize the benefit of certain deferred tax assets that could not be recognized under the previous standard, SFAS No. 96, which the Company adopted in fiscal 1988. The cumulative effect of adopting SFAS No. 109 as of October 1, 1993 was to increase net income by $1,421,000 or $.01 per share in fiscal 1994. As permitted under SFAS No. 109, prior-years' financial statements have not been restated.

  Provision for income taxes:

                                      FISCAL YEAR ENDED SEPTEMBER 30,
                             ----------------------------------------------------
                                   1995              1994              1993
                             ----------------  ----------------  ----------------
                             CURRENT DEFERRED  CURRENT DEFERRED  CURRENT DEFERRED
                             ------- --------  ------- --------  ------- --------
                                               (IN THOUSANDS)
   Federal.................. $38,904 $66,793   $46,349 $29,421   $57,200 $(48,149)
   Foreign..................  10,869   9,911    11,862  (7,855)    6,602     (948)
   State....................  15,470  (1,317)    5,505     921     3,706   (1,427)
                             ------- -------   ------- -------   ------- --------
   Taxes on income.......... $65,243 $75,387   $63,716 $22,487   $67,508 $(50,524)
                             ======= =======   ======= =======   ======= ========

                  ALCO STANDARD CORPORATION AND SUBSIDIARIES

  The components of deferred income tax assets and liabilities, including finance subsidiaries, were as follows:

                                                              SEPTEMBER 30
                                                            ------------------
                                                              1995      1994
                                                            --------  --------
                                                             (IN THOUSANDS)
   Deferred tax liabilities:
     Depreciation and amortization......................... $ 74,118  $ 62,487
     Lease income recognition..............................  119,783    82,837
                                                            --------  --------
       Total deferred tax liabilities......................  193,901   145,324
   Deferred tax assets:
     Nondeductible reserves................................  143,257   145,067
     Net operating loss carryforwards......................   29,516    29,510
     Other--net............................................    1,511    12,092
                                                            --------  --------
       Total deferred tax assets...........................  174,284   186,669
     Valuation allowance...................................  (31,048)  (28,587)
                                                            --------  --------
       Net deferred tax assets.............................  143,236   158,082
                                                            --------  --------
   Net deferred tax liabilities (assets)................... $ 50,665  $(12,758)
                                                            ========  ========

  Net operating loss carryforwards consist primarily of foreign carryforwards of $50,858,000 principally expiring in years 1996 through 2000.

  Deferred taxes resulting from temporary differences between financial and tax accounting, which have not been restated for SFAS No. 109 as of September 30, 1993, were as follows (in thousands):

   Depreciation...................................................... $  4,741
   Lease income recognition..........................................   11,993
   Nondeductible reserves............................................  (67,115)
   Other.............................................................     (143)
                                                                      --------
   Deferred taxes.................................................... $(50,524)
                                                                      ========

  Components of the effective income tax rate:

                                                    FISCAL YEAR ENDED
                                                      SEPTEMBER 30
                                                   -------------------
                                                   1995   1994   1993
                                                   ----   ----   ----
   Federal........................................ 35.0%  35.0%  34.8%
   State..........................................  2.6    2.3    6.1
   Goodwill.......................................  1.8    3.5   16.1
   Foreign........................................   .2    1.0    8.2
   Effect of sale of IMMOS........................        12.9
   Other..........................................  (.5)    .3    3.8
                                                   ----   ----   ----
   Effective income tax rate...................... 39.1%  55.0%  69.0%
                                                   ====   ====   ====

  The effective tax rate for the fiscal year ended September 30, 1994, excluding the effects of the loss on the sale of the investment in IMMOS, is 39.1%. The effective tax rate for the fiscal year ended September 30, 1993, excluding the effects of the restructuring costs, is 39.6%.

  Net income tax payments for all operations amounted to $30,436,000, net of $30,000,000 refund, in 1995, $62,270,000 in 1994 and $77,487,000 in 1993.

                  ALCO STANDARD CORPORATION AND SUBSIDIARIES

  Undistributed earnings of the Company's foreign subsidiaries were approximately $45,656,000 at September 30, 1995. Those earnings are considered to be indefinitely reinvested and, therefore, no provision has been recorded for U.S. federal and state income taxes.

8. PENSION AND STOCK PURCHASE PLANS

  The Company sponsors defined benefit pension plans for the majority of its employees. The benefits generally are based on years of service and compensation. The Company funds at least the minimum amount required by government regulations. The cost of these plans, together with contributions to multiemployer and defined contribution pension plans ($4,915,000 in 1995, $6,880,000 in 1994 and $5,134,000 in 1993) charged to continuing operations amounted to $25,396,000 for 1995, $18,283,000 for 1994 and $12,684,000 for
1993.

  The components of net periodic pension cost for the Company-sponsored defined benefit pension plans are:

                                            FISCAL YEAR ENDED SEPTEMBER 30
                                           ----------------------------------
                                              1995        1994        1993
                                           ----------  ----------  ----------
                                                    (IN THOUSANDS)
   Service cost........................... $   21,506  $   16,991  $   11,123
   Interest cost on projected benefit
    obligation............................     22,620      18,507      13,416
   Actual return on plan assets...........    (60,170)    (11,020)    (34,238)
   Net amortization and deferral..........     36,525     (13,075)     17,249
                                           ----------  ----------  ----------
   Net pension cost....................... $   20,481  $   11,403  $    7,550
                                           ==========  ==========  ==========

  Assumptions used in accounting for the Company-sponsored defined benefit pension plans were:

                                                            1995   1994   1993
                                                            -----  -----  -----
   Weighted average discount rates.........................  7.50%  7.75%  7.25%
   Rates of increase in compensation levels................  6.00%  6.25%  5.75%
   Expected long-term rate of return on assets............. 10.00% 10.00% 10.00%

  The funded status and amounts recognized in the Consolidated Balance Sheets for the Company-sponsored defined benefit pension plans are:

                                                              SEPTEMBER 30
                                                            ------------------
                                                              1995      1994
                                                            --------  --------
                                                             (IN THOUSANDS)
   Actuarial present value of benefit obligations
     Vested................................................ $260,292  $237,874
                                                            ========  ========
     Accumulated........................................... $266,176  $241,069
                                                            ========  ========
     Projected............................................. $325,210  $277,500
   Plan assets at fair value...............................  285,788   256,610
                                                            --------  --------
   Plan assets less than projected benefits................  (39,422)  (20,890)
   Items not yet recognized
     Net gain..............................................  (12,432)   (3,873)
     Prior service cost....................................   19,409    11,657
     Net asset existing at transition date.................  (14,424)  (16,397)
   Adjustment required to recognize minimum liability......   (7,406)   (8,385)
                                                            --------  --------
   Net pension liability................................... $(54,275) $(37,888)
                                                            ========  ========

  Substantially all of the plan assets at September 30, 1995 are invested in listed stocks, bonds and government securities including common stock of the Company of $67,800,000.

                  ALCO STANDARD CORPORATION AND SUBSIDIARIES

  The Company increased its net pension liability by $1,048,000 and $5,949,000 in fiscal 1995 and 1994, respectively, due to early retirement benefits granted to employees in connection with the Unisource restructuring program (note 15).

  The majority of the Company's employees were eligible to participate in the Company's Stock Participation Plan, under which they were permitted to invest 2% to 6% of regular compensation before taxes. The Company contributed an amount equal to two-thirds of the employees' investments and all amounts were invested in the Company's common shares. Effective October 2, 1995, the Stock Participation Plan was replaced by a Retirement Savings Plan (RSP). The RSP will allow employees to invest 1% to 16% of regular compensation before taxes in six different investment funds. The Company will contribute an amount equal to two-thirds of the employees' investments, up to 6% of regular compensation, for a maximum company match of 4%. All Company contributions are invested in the Company's common shares. Employees vest in a percentage of the Company's contribution after two years of service, with full vesting at the completion of five years of service. There is a similar plan for eligible management employees. The cost of the stock participation plans charged to continuing operations amounted to $26,885,000 in 1995, $23,484,000 in 1994 and
$16,174,000 in 1993.

9. SEGMENT REPORTING

  A description of each of the Company's industry segments appears elsewhere in this report. Dollar amounts for revenues, income before taxes, assets, capital expenditures, and depreciation and amortization for each segment for 1995, 1994 and 1993 are reported on page 52.

  Revenues, income before taxes and identifiable assets by geographic area from continuing operations for the fiscal years ended September 30 are as follows:

                                   1995       1994       1993
                                 --------   --------   --------
                                       (IN MILLIONS)
   REVENUES
     Domestic..................  $8,805.6   $7,153.8   $5,649.8
     Foreign...................   1,093.4      843.1      799.9
                                 --------   --------   --------
     Operating.................   9,899.0    7,996.9    6,449.7
     Eliminations and
      nonallocated.............      (7.2)       (.9)      (5.1)
                                 --------   --------   --------
       Total...................  $9,891.8   $7,996.0   $6,444.6
                                 ========   ========   ========
   INCOME BEFORE TAXES
     Domestic..................  $  407.9   $  332.6   $   73.5
     Foreign...................      69.0       29.1       27.3
                                 --------   --------   --------
     Operating.................     476.9      361.7      100.8
     Unconsolidated affiliate..               (117.2)      (2.5)
     Nonallocated..............    (117.0)*    (87.7)*    (73.7)*
                                 --------   --------   --------
       Total...................  $  359.9   $  156.8   $   24.6
                                 ========   ========   ========
   ASSETS
     Domestic..................  $3,775.1   $2,787.7   $2,547.5
     Foreign...................     792.3      572.5      536.4
                                 --------   --------   --------
     Operating.................   4,567.4    3,360.2    3,083.9
     Unconsolidated affiliate..                           118.1
     Nonallocated..............     170.2      142.1      146.9
                                 --------   --------   --------
       Total...................  $4,737.6   $3,502.3   $3,348.9
                                 ========   ========   ========

--------
* Includes interest costs and net corporate expenses.

  Included in income before taxes for fiscal 1993 are restructuring costs of $171,500,000 for domestic operations and $3,500,000 for foreign operations.

                  ALCO STANDARD CORPORATION AND SUBSIDIARIES

10. LEASES

  Equipment acquired under capital leases is included in property and equipment in the amount of $38,171,000 in 1995 and $37,160,000 in 1994 and the related amounts of accumulated amortization are $15,657,000 in 1995 and $15,888,000 in 1994. Related obligations are in long-term debt and related amortization is included in depreciation.

  At September 30, 1995, future minimum payments under noncancelable operating leases with initial or remaining terms of more than one year were: 1996-- $88,430,000; 1997--$76,041,000; 1998--$61,576,000; 1999--$47,943,000; 2000--
$33,192,000; thereafter--$75,175,000.

  Total rental expense was $103,891,000 in 1995, $89,998,000 in 1994 and
$68,293,000 in 1993.

11. CONTINGENCIES

  There are contingent liabilities for taxes, guarantees, lawsuits, environmental remediation claims relating to continuing and discontinued operations (see note 2) and various other matters occurring in the ordinary course of business. On the basis of information furnished by counsel and others, management believes that none of these contingencies will materially affect the Company.

12. FINANCE SUBSIDIARIES

  The Company's wholly owned finance subsidiaries are engaged in purchasing office equipment from Company dealers and leasing the equipment to customers under direct financing leases.

  Summarized financial information of the finance subsidiaries is as follows:

                                                             SEPTEMBER 30,
                                                          ---------------------
                                                             1995       1994
                                                          ----------  ---------
                                                             (IN THOUSANDS)
   Future minimum lease payments receivable.............. $1,084,967  $ 645,083
   Less: Unearned income.................................   (165,492)  (109,416)
                                                          ----------  ---------
   Lease receivables.....................................    919,475    535,667
   Accounts receivable and other assets..................     63,847     26,736
                                                          ----------  ---------
   Finance subsidiaries assets........................... $  983,322  $ 562,403
                                                          ==========  =========
   Debt at average interest rate:
   1995--6.8%; 1994--5.8% due 1996--2000................. $  817,585  $ 464,882
   Other liabilities.....................................     55,198     33,828
                                                          ----------  ---------
   Finance subsidiaries liabilities...................... $  872,783  $ 498,710
                                                          ==========  =========

  Net income of the finance subsidiaries included in the Company's consolidated results of operations was $14,472,000 in 1995, $13,347,000 in 1994, and $8,180,000 in 1993.

  At September 30, 1995, future minimum payments to be received under direct financing leases were: 1996--$396,931,000; 1997--$334,613,000; 1998--
$206,212,000; 1999--$103,880,000; 2000--$42,248,000; thereafter--$1,083,000.

                  ALCO STANDARD CORPORATION AND SUBSIDIARIES

  On June 30, 1995, Alco Capital Resource, Inc. (Alco Capital), a wholly owned finance subsidiary of the Company, increased the amount available to be offered under its medium term notes program by $1,000,000,000 or the equivalent thereof in foreign currency. The medium term note program effective July 1, 1994 of $500,000,000 was fully subscribed as of July 1995. The program allows Alco Capital to offer to the public from time to time medium term notes having an aggregate initial offering price not exceeding the total program amount. These notes will be offered at varying maturities of nine months or more from their dates of issue and may be subject to redemption at the option of Alco Capital or repayment at the option of the holder, in whole or in part, prior to the maturity date in conjunction with meeting specified provisions. Interest rates are determined based on market conditions at the time of issuance. As of September 30, 1995, $602,000,000 of medium term notes are outstanding with a weighted average interest rate of 7.0%.

  Alco Capital has followed a policy of matching the maturities of borrowed funds to the underlying direct financing leases in order to minimize the impact of interest rate changes on its operations. Alco Capital has therefore entered into interest rate swap agreements to eliminate the impact of interest rate changes on its variable rate notes payable. The interest rate swap agreements effectively convert the variable rate notes into fixed rate obligations. During fiscal 1995, there were two variable rate notes outstanding and two related interest rate swap agreements on a principal/notional amount of $57,000,000. The weighted average interest rate on these variable rate notes and related interest rate swap agreements was 6.58% and 4.76%, respectively, during 1995.

  In September 1994, Alco Capital entered into an agreement to sell, under an asset securitization program, an undivided ownership interest in $125,000,000 of eligible direct financing lease receivables. The agreement, which expires in September 1996, contains limited recourse provisions that require Alco Capital to assign an additional undivided interest in leases to cover any potential losses to the purchaser due to uncollectible leases. As collections reduce previously sold interests, new leases can be sold up to $125,000,000. The weighted average interest rate on the agreement, which is partially fixed by three interest rate swap agreements totaling a principal/notional amount of $90,000,000 is 7.0% at September 30, 1995. In fiscal 1995, Alco Capital sold $67,000,000 in leases, replacing leases liquidated during the year.

13. SALE OF ACCOUNTS RECEIVABLE

  The Company entered into an agreement to sell, with limited recourse, up to CN$95,000,000 of certain eligible Canadian accounts receivable through December 1, 1995. The agreement, which is expected to be extended, provides limited recourse to the Company in the event that any of the previously sold receivables become uncollectible. As collections reduce previously sold interests, new receivables will be sold up to CN$95,000,000. The amount of receivables sold under the agreement was CN$95,000,000 (US$71,000,000) and CN$80,000,000 (US$60,000,000) at September 30, 1995 and 1994, respectively.

14. FINANCIAL INSTRUMENTS

  The Company uses financial instruments in the normal course of its business. These financial instruments include debt, commitments to extend credit and interest rate swap agreements. The notional or contractual amounts of these commitments and other financial instruments are discussed below.

 Concentration of Credit Risk

  The Company is subject to credit risk through trade receivables and short-term cash investments. Credit risk with respect to trade receivables is minimized because of a large customer base and its geographic dispersion. Short-term cash investments are placed with high credit quality financial institutions and in short duration corporate and government debt securities funds. By policy, the Company limits the amount of credit exposure in any one type of investment instrument.

                  ALCO STANDARD CORPORATION AND SUBSIDIARIES

 Interest Rate Swap Agreements

  In addition to the interest rate swap agreements related to finance subsidiaries financial instruments discussed in note 12, the Company has several other interest rate swap agreements. These agreements have a total principal/notional amount of $47,000,000 and have fixed rates from 6.99% to 7.855%. The Company is required to make payments to the counterparties at the fixed rate stated in the agreements and in return the Company receives payments at variable rates (LIBOR).

  The Company is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate swap agreements. However, the Company does not anticipate nonperformance by the counterparties.

  The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments.

 Cash, Notes Payable and Long-Term Receivables

  The carrying amounts reported in the consolidated balance sheets approximate fair value.

 Long-Term Debt

  The fair value of long-term debt instruments is estimated using a discounted cash flow analysis. For more information on these instruments, refer to note 5.

 Off-Balance-Sheet Instruments

  Fair values for the Company's off-balance-sheet instruments (interest rate swaps) are based on the termination of the agreements.

  The carrying amounts and fair values of the Company's financial instruments are as follows:

                                                      SEPTEMBER 30
                                           ------------------------------------
                                                 1995               1994
                                           -----------------  -----------------
                                           CARRYING   FAIR    CARRYING   FAIR
                                            AMOUNT   VALUE     AMOUNT   VALUE
                                           -------- --------  -------- --------
                                                     (IN THOUSANDS)
   Long-term debt:
     Bond issue........................... $150,000 $165,311  $150,000 $156,833
     Private placement debt...............   50,000   52,043    70,000   71,837
     Notes payable to insurance company...   60,000   65,286    60,000   62,614
     Industrial revenue bonds.............   10,328    9,765    10,537   11,442
     Sundry notes, bonds and mortgages....   51,893   53,160    38,341   36,786
   Finance subsidiaries debt..............  817,585  824,989   464,882  455,674
   Interest rate swaps....................            (3,671)             1,426

15. RESTRUCTURING COSTS

  On September 29, 1993, the Company adopted a plan to restructure paper distribution business including the following: installation of a customer-focused information system, redesigning of warehouse and transportation management functions, regionalization of management and administrative support functions and consolidation of service center locations. In connection with certain elements of the restructuring plan, the Company recorded a charge to earnings of $175,000,000 ($112,875,000 net of taxes or $1.19 per share) in the fourth quarter of fiscal 1993. The charge provided for facility consolidation ($60,700,000), severance costs ($48,000,000) and related organizational and system redesign ($22,000,000).

                  ALCO STANDARD CORPORATION AND SUBSIDIARIES

  At September 30, 1995, the remaining restructuring reserve is $39,302,000, which management believes is adequate to complete the restructuring plan by mid-fiscal 1997. As of September 30, 1995, 84 facility consolidations had been substantially completed. The estimated cost to complete the facility consolidations is $17,000,000 of which a significant portion relates to costs to dispose and maintain facilities that have been or will be vacated. Severance costs have been incurred during 1995 and 1994 in accordance with the plan and $10,000,000 is the estimated balance for severance costs. The related organizational and system redesign is estimated to have a remaining cost of $6,000,000. The Company estimates the remaining cash expenditures for the restructuring plan will be $31,000,000 and will be spent in fiscal 1996 and early fiscal 1997.

16. COMMITMENTS

  Effective January 1, 1994, the Company entered into an outsourcing agreement that will provide the information technology system to be implemented as part of the Unisource restructuring plan (note 15). This agreement calls for the payment of $300,000,000 over a ten-year period. At September 30, 1995, the remaining commitment under the agreement is $217,000,000.

                          CORPORATE FINANCIAL SUMMARY

                      EIGHT-
                       YEAR
                     COMPOUND
                      GROWTH    1995        1994        1993        1992
                     -------- --------    --------    --------    --------
              (IN MILLIONS EXCEPT PER SHARE DATA, SHAREHOLDERS OF RECORD, EMPLOYEES)
CONTINUING
 OPERATIONS
Revenues...........    15.3%  $9,891.8    $7,996.0    $6,444.6    $4,925.1
Gross profit.......    18.6    2,524.9     2,083.3     1,621.1     1,267.1
 % of revenues.....               25.5        26.1        25.2        25.7
Selling and
 administrative....    18.2    2,109.1     1,765.5     1,378.8     1,069.6
 % of gross
  profit...........               83.5        84.7        85.1        84.4
Operating income...    22.3      476.9       361.7       100.8       225.7
 % of revenues.....                4.8         4.5         1.6         4.6
Income before
 taxes.............    19.8      359.9       156.8        24.6       172.5
 % of revenues.....                3.6         2.0          .4         3.5
Effective income
 tax rate (%)......               39.1        55.0        69.0        39.6
Income.............    20.4      219.3        70.6         7.6       104.2
 % of revenues.....                2.2          .9          .1         2.1
Earnings (loss) per
 share
 Primary...........               1.81         .55        (.02)       1.11
 Fully diluted.....                   (e)         (e)         (e)         (e)
Capital
 expenditures......    13.5       99.2       108.0        78.8        54.8
Depreciation and
 amortization......    14.8      109.7        96.8        76.1        59.3
                        ------------------------------------------------------
DISCONTINUED
 OPERATIONS
Income (loss)......           $  (16.6)               $   (7.5)   $   (8.4)
Earnings (loss) per
 share
 Primary...........               (.14)                   (.08)       (.09)
 Fully diluted.....                   (e)                     (e)         (e)
                        ------------------------------------------------------
TOTAL OPERATIONS
Net income.........    12.3%  $  202.7    $   70.6    $     .1    $   95.8
Earnings (loss) per
 share
 Primary...........               1.67         .55        (.10)       1.02
 Fully diluted.....                   (e)         (e)         (e)         (e)
                        ------------------------------------------------------
SHARE ACTIVITY
Dividends per
 share.............     6.2%  $    .52    $    .50    $    .48    $    .46
Per share book
 value.............     8.9      12.28       10.72        8.76        9.36
Return on
 shareholders'
 equity (a)........               16.0        14.8(b)     11.5(b)     11.4
Average common and
 common equivalent
 shares............              112.5       107.5        94.8        93.8
Shareholders of
 record............             15,099      14,348      13,999      13,726
                        ------------------------------------------------------
SUPPLEMENTARY
 INFORMATION
Days sales
 outstanding.......               36.8        37.8        38.9        37.8
Inventory turns
 (FIFO basis)......                6.1         6.3         6.3         5.9
Current ratio......                1.6         1.6         1.5         1.7
Pretax return on
 capital employed..               17.2        17.1(b)     14.7(b)     15.3
Pretax return on
 capital employed
 with finance
 subsidiaries on
 equity method.....               21.3        18.4(b)     15.7(b)     16.2
Working capital....     6.6%  $  770.5    $  653.5    $  556.6    $  496.0
Total assets.......    16.6    4,737.6     3,502.3     3,348.9     2,444.8
Total debt.........    25.9    1,450.1       910.0     1,207.4       782.2
 % of
  capitalization...               43.7        40.0        53.6        47.6
Total debt
 excluding finance
 subsidiaries......    15.1      632.5       445.1       794.3       481.7
 % of
  capitalization...               25.3        24.6        43.2        35.8
Serial preferred
 stock.............                                         .3         1.6
Employees..........             36,500      30,600      28,500      23,500

                         1991        1990        1989        1988        1987
                       --------    --------    --------    --------    --------
                (IN MILLIONS EXCEPT PER SHARE DATA, SHAREHOLDERS OF RECORD, EMPLOYEES)
CONTINUING
 OPERATIONS
Revenues...........    $4,516.0    $4,293.4    $3,783.6    $3,379.4    $3,173.7
Gross profit.......     1,110.0     1,022.4       841.9       690.3       646.8
 % of revenues.....        24.6        23.8        22.3        20.4        20.4
Selling and
 administrative....       946.8       864.4       711.1       584.7       552.1
 % of gross
  profit...........        85.3        84.5        84.5        84.7        85.4
Operating income...       195.3       190.0       153.0       128.4        95.2
 % of revenues.....         4.3         4.4         4.0         3.8         3.0
Income before
 taxes.............       125.8       111.5(d)     97.8        90.2        84.7(c)
 % of revenues.....         2.8         2.6         2.6         2.7         2.7
Effective income
 tax rate (%)......        39.1        42.3        17.1        18.2        38.3
Income.............        76.7        64.3(d)     81.1        72.5        49.7(c)
 % of revenues.....         1.7         1.5         2.1         2.1         1.6
Earnings (loss) per
 share
 Primary...........         .85         .72(d)      .90         .74         .55(c)
 Fully diluted.....            (e)         (e)         (e)         (e)      .52(c)
Capital
 expenditures......        47.4        57.9        57.1        38.3        35.9
Depreciation and
 amortization......        58.2        49.5        43.8        37.3        36.4
                       ------------------------------------------------------------
DISCONTINUED
 OPERATIONS
Income (loss)......    $   40.9    $   29.2    $   85.5    $   37.0    $   30.5
Earnings (loss) per
 share
 Primary...........         .45         .33         .94         .38         .34
 Fully diluted.....            (e)         (e)         (e)         (e)      .31
                       ------------------------------------------------------------
TOTAL OPERATIONS
Net income.........    $  117.6    $   93.5(d) $  166.6    $  109.5    $   80.2(c)
Earnings (loss) per
 share
 Primary...........        1.30        1.05(d)     1.84        1.12         .89(c)
 Fully diluted.....            (e)         (e)         (e)         (e)      .83(c)
                       ------------------------------------------------------------
SHARE ACTIVITY
Dividends per
 share.............    $    .44    $    .42    $    .38    $    .34    $    .32
Per share book
 value.............        9.20        8.47        7.48        7.04        6.21
Return on
 shareholders'
 equity (a)........        15.0        13.5        16.9(f)     16.9        15.8
Average common and
 common equivalent
 shares............        90.1        89.1        90.4        97.5        90.3
Shareholders of
 record............      14,096      14,152      13,410      14,103      12,875
                       ------------------------------------------------------------
SUPPLEMENTARY
 INFORMATION
Days sales
 outstanding.......        38.6        39.7        39.3        38.5        38.9
Inventory turns
 (FIFO basis)......         5.7         5.7         5.7         5.6         5.3
Current ratio......         1.9         1.7         1.6         1.9         2.1
Pretax return on
 capital employed..        20.8        20.1        20.8(f)     19.9        21.3
Pretax return on
 capital employed
 with finance
 subsidiaries on
 equity method.....        22.5        21.6        21.7(f)     20.3        21.3
Working capital....    $  516.0    $  404.3    $  342.8    $  412.3    $  462.5
Total assets.......     2,020.6     1,916.5     1,623.9     1,512.4     1,389.3
Total debt.........       524.9       450.6       378.0       253.6       229.4
 % of
  capitalization...        38.9        37.4        36.9        26.6        26.3
Total debt
 excluding finance
 subsidiaries......       304.2       291.0       283.5       201.4       205.8
 % of
  capitalization...        27.0        27.8        30.5        22.4        24.2
Serial preferred
 stock.............         2.9         4.9         7.4         9.9        11.4
Employees..........      18,800      20,900      19,800      17,300      17,300

-------
(a) From continuing operations.
(b) Excludes the effect of the sale of IMMOS (note 4) in fiscal 1994 and restructuring costs (note 15) in fiscal 1993.
(c) Includes the sale of an automobile leasing subsidiary that resulted in a pretax gain of $17,637,000.
(d) Includes unusual pretax charges relating to the Hillman Companies of $10,323,000.
(e) Dilution is immaterial after 1987; therefore no disclosure.
(f) Excludes gain on sale of Alco Health Services Corporation of pretax-- $96,800,000; net income--$61,900,000.

Note: All share and per share amounts are post-stock split.
Note: Unless otherwise noted, ratios and operating results include the effect of: fiscal 1994--loss on sale of investment in IMMOS (note 4), pretax income ($115,265,000), net income ($95,086,000), earnings per share ($.88); fiscal
1993--restructuring costs (note 15), operating income ($175,000,000), net income ($112,875,000), earnings per share ($1.19).

                                  SEGMENT DATA

                                   INCOME                           DEPRECIATION
                                   BEFORE                CAPITAL        AND
                         REVENUES   TAXES     ASSETS   EXPENDITURES AMORTIZATION
                         --------  -------   --------  ------------ ------------
                                (CONTINUING OPERATIONS, IN MILLIONS)
EIGHT-YEAR COMPOUND
 GROWTH
1987-1995
Alco Office Products....     32.7%    39.5%      40.3%      14.0%        22.0%
Unisource...............     15.0     14.2       18.1       22.9         15.3
                         ========  =======   ========     ======       ======
1995
Alco Office Products.... $2,911.7  $ 251.8   $2,570.4     $ 48.4       $ 74.4
Unisource
  United States.........  6,183.3    184.1    1,666.7       48.5         27.1
  Canada................    804.0     41.0      330.3        1.5          6.2
                         --------  -------   --------     ------       ------
Total Unisource.........  6,987.3    225.1    1,997.0       50.0         33.3
                         --------  -------   --------     ------       ------
Operating...............  9,899.0    476.9    4,567.4       98.4        107.7
Eliminations and
 nonallocated...........     (7.2)  (117.0)*    170.2         .8          2.0
                         --------  -------   --------     ------       ------
                         $9,891.8  $ 359.9   $4,737.6     $ 99.2       $109.7
                         ========  =======   ========     ======       ======
1994
Alco Office Products.... $2,240.4  $ 199.4   $1,672.2     $ 72.5       $ 62.7
Unisource
  United States.........  5,107.6    148.8    1,391.5       30.5         26.1
  Canada................    648.9     13.5      296.5        3.4          6.4
                         --------  -------   --------     ------       ------
Total Unisource.........  5,756.5    162.3    1,688.0       33.9         32.5
                         --------  -------   --------     ------       ------
Operating...............  7,996.9    361.7    3,360.2      106.4         95.2
Unconsolidated
 affiliate..............            (117.2)
Eliminations and
 nonallocated...........      (.9)   (87.7)*    142.1        1.6          1.6
                         --------  -------   --------     ------       ------
                         $7,996.0  $ 156.8   $3,502.3     $108.0       $ 96.8
                         ========  =======   ========     ======       ======
1993
Alco Office Products.... $1,585.6  $ 138.8   $1,450.0     $ 55.9       $ 45.4
Unisource
  United States.........  4,173.7    118.7    1,319.6       18.8         22.3
  Canada................    690.4     18.3      314.3        2.9          6.9
  Restructuring costs...            (175.0)
                         --------  -------   --------     ------       ------
Total Unisource.........  4,864.1    (38.0)   1,633.9       21.7         29.2
                         --------  -------   --------     ------       ------
Operating...............  6,449.7    100.8    3,083.9       77.6         74.6
Unconsolidated
 affiliate..............              (2.5)     118.1
Eliminations and
 nonallocated...........     (5.1)   (73.7)*    146.9        1.2          1.5
                         --------  -------   --------     ------       ------
                         $6,444.6  $  24.6   $3,348.9     $ 78.8       $ 76.1
                         ========  =======   ========     ======       ======
1992
Alco Office Products.... $1,259.2  $ 105.2   $  967.5     $ 33.8       $ 37.0
Unisource
  United States.........  3,585.1    118.2      988.7       19.1         20.0
  Canada................     82.8      2.3      295.8        1.1           .6
                         --------  -------   --------     ------       ------
Total Unisource.........  3,667.9    120.5    1,284.5       20.2         20.6
                         --------  -------   --------     ------       ------
Operating...............  4,927.1    225.7    2,252.0       54.0         57.6
Investment gain, net....               6.7
Eliminations and
 nonallocated...........     (2.0)   (59.9)*     69.2         .8          1.7
                         --------  -------   --------     ------       ------
                         $4,925.1  $ 172.5   $2,321.2     $ 54.8       $ 59.3
                         ========  =======   ========     ======       ======

                                   INCOME                         DEPRECIATION
                                   BEFORE              CAPITAL        AND
                         REVENUES  TAXES     ASSETS  EXPENDITURES AMORTIZATION
                         --------  ------   -------- ------------ ------------
                                (CONTINUING OPERATIONS, IN MILLIONS)
1991
Alco Office Products.... $1,047.1  $ 79.6   $  781.3    $28.6        $36.3
Unisource
  United States.........  3,441.1   113.8      897.3     16.1         18.4
  Canada................     35.8     1.9        8.2       .2           .4
                         --------  ------   --------    -----        -----
Total Unisource.........  3,476.9   115.7      905.5     16.3         18.8
                         --------  ------   --------    -----        -----
Operating...............  4,524.0   195.3    1,686.8     44.9         55.1
Eliminations and
 nonallocated...........     (8.0)  (69.5)*    177.8      2.5          3.1
                         --------  ------   --------    -----        -----
                         $4,516.0  $125.8   $1,864.6    $47.4        $58.2
                         ========  ======   ========    =====        =====
1990
Alco Office Products.... $  951.7  $ 58.9   $  680.5    $32.3        $33.2
Unisource
  United States.........  3,316.3   129.4      843.9     24.6         14.9
  Canada................     22.2     1.7        8.5       .1           .2
                         --------  ------   --------    -----        -----
Total Unisource.........  3,338.5   131.1      852.4     24.7         15.1
                         --------  ------   --------    -----        -----
Operating...............  4,290.2   190.0    1,532.9     57.0         48.3
Investment gain.........              5.6
Unusual charges (AOP)...            (10.3)
Eliminations and
 nonallocated...........      3.2   (73.8)*     88.8       .9          1.2
                         --------  ------   --------    -----        -----
                         $4,293.4  $111.5   $1,621.7    $57.9        $49.5
                         ========  ======   ========    =====        =====
1989
Alco Office Products.... $  729.5  $ 41.3   $  540.4    $26.5        $26.7
Unisource--United
 States.................  3,047.3   111.7      692.7     27.5         14.5
                         --------  ------   --------    -----        -----
Operating...............  3,776.8   153.0    1,233.1     54.0         41.2
Eliminations and
 nonallocated...........      6.8   (55.2)*    108.3      3.1          2.6
                         --------  ------   --------    -----        -----
                         $3,783.6  $ 97.8   $1,341.4    $57.1        $43.8
                         ========  ======   ========    =====        =====
1988
Alco Office Products.... $  484.8  $ 28.9   $  328.7    $19.6        $19.4
Unisource--United
 States.................  2,755.5    99.5      670.9     15.9         13.9
                         --------  ------   --------    -----        -----
Operating...............  3,240.3   128.4      999.6     35.5         33.3
Gains, net of losses,
 from divestitures......              7.9
Eliminations and
 nonallocated...........    139.1   (46.1)*    140.0      2.8          4.0
                         --------  ------   --------    -----        -----
                         $3,379.4  $ 90.2   $1,139.6    $38.3        $37.3
                         ========  ======   ========    =====        =====
1987
Alco Office Products.... $  303.7  $ 17.6   $  171.0    $17.0        $15.2
Unisource--United
 States.................  2,281.7    77.6      528.8      9.6         10.7
                         --------  ------   --------    -----        -----
Operating...............  2,585.4    95.2      699.8     26.6         25.9
Gains, net of losses,
 from divestitures......             17.6
Eliminations and
 nonallocated...........    588.3   (28.1)*    348.5      9.3         10.5
                         --------  ------   --------    -----        -----
                         $3,173.7  $ 84.7   $1,048.3    $35.9        $36.4
                         ========  ======   ========    =====        =====

--------
* Includes interest costs and net corporate expenses.

                                QUARTERLY DATA

                             FIRST        SECOND         THIRD            FOURTH
                            QUARTER       QUARTER       QUARTER           QUARTER            TOTAL
                         ------------- ------------- -------------     -------------     -------------
                                    (UNAUDITED, IN MILLIONS EXCEPT PER SHARE DATA)
1995
Revenues................ $     2,181.6 $     2,445.8 $     2,595.9     $     2,668.5     $     9,891.8
Gross profit............         565.8         619.6         658.0             681.5           2,524.9
Income before taxes.....          74.5          81.9          97.1             106.4             359.9
Income (loss)
  Continuing
   operations...........          45.5          49.1          58.9              65.8             219.3
  Discontinued
   operations...........                                                       (16.6)(a)         (16.6)(a)
                         ------------- ------------- -------------     -------------     -------------
Net income.............. $        45.5 $        49.1 $        58.9     $        49.2     $       202.7
                         ============= ============= =============     =============     =============
Earnings (loss) per
 share
  Continuing
   operations........... $         .38 $         .41 $         .50     $         .52     $        1.81
  Discontinued
   operations...........                                                        (.14)(a)          (.14)(a)
                         ------------- ------------- -------------     -------------     -------------
                         $         .38 $         .41 $         .50     $         .38     $        1.67
                         ============= ============= =============     =============     =============
Dividends per share..... $         .13 $         .13 $         .13     $         .13     $         .52
Common stock price
  High/Low.............. 31 7/8-26 1/2 36 7/8-30 7/8 40 1/8-34 3/8     43 5/8-38 1/4     43 5/8-26 1/2
                                --------------------------------------------------------------------------
1994
Revenues................ $     1,921.8 $     1,969.4 $     2,001.3     $     2,103.5     $     7,996.0
Gross profit............         485.4         511.7         535.4             550.8           2,083.3
Income (loss) before
 taxes..................          53.4          63.0         (38.9)(b)          79.3             156.8(b)
Net income (loss).......          31.9          38.0         (48.3)(b)          49.0              70.6(b)
                         ============= ============= =============     =============     =============
Earnings (loss) per
 share..................           .30           .32          (.48)(b)           .42               .55(b)
                         ============= ============= =============     =============     =============
Dividends per share..... $        .125 $        .125 $        .125     $        .125     $         .50
Common stock price
  High/Low.............. 27 3/8-21 3/4 29 3/8-25 3/4 30 1/8-24 3/4     32 3/4-28 1/2     32 3/4-21 3/4

--------
(a) The Company recorded a pretax charge of $23,630,000 ($16,541,000 net of taxes or $.14 per share) for environmental liabilities of discontinued operations.
(b) Includes a pretax charge of $115,265,000 ($95,086,000 net of taxes or $.87 per share for the third quarter and $.88 for the fiscal year) for the sale of the investment in IMMOS.

Note: All share and per share amounts are post-stock split.

  The New York Stock Exchange is the principal market on which Alco's common stock is traded (ticker symbol ASN). Alco's common stock is also traded on the Philadelphia and Chicago Stock Exchanges. Alco currently expects to continue its policy of paying quarterly cash dividends, although there can be no assurance as to future dividends because they are dependent upon future operating results, capital requirements and financial condition and may be limited by covenants in certain loan agreements.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     SEC Filing Fee................................................... $157,974
     Listing Fees.....................................................    8,000
     Printing Expenses ...............................................   35,000
     Accounting Fees..................................................   20,000
     Legal Fees.......................................................    2,000
     Miscellaneous expenses...........................................    5,000
                                                                       --------
     Total............................................................ $227,974
                                                                       ========

  All of the above amounts, except for the SEC filing fee, have been estimated. All such amounts will be paid by Alco.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Ohio General Corporation Law provides that a corporation may indemnify persons who incur certain liabilities or expenses by reason of such persons being or having been directors, officers, or employees of the registrant or serving or having served in such capacities or similar capacities at the registrant's request for other corporations or entities. Pursuant to the Ohio law, the registrant has adopted, as a part of its Code of Regulations, provisions whereby the registrant shall indemnify such persons against such liabilities and expenses resulting from suits or other proceedings brought by third persons and against expenses resulting from suits or other proceedings brought in the right of the registrant, except that no indemnification against expenses is to be made in respect of claims brought in the right of the registrant where such person is finally adjudged to be liable for negligence or misconduct in the performance of his duty to the registrant unless specific court approval for such indemnification is obtained.

  The registrant has purchased liability insurance policies covering its directors and officers to provide additional protection where the registrant cannot legally indemnify a director or officer and where a claim arises under the Employee Retirement Income Security Act of 1974 against a director or officer based upon an alleged breach of fiduciary or other wrongful act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  From time to time during the three-year period prior to the filing of this registration statement, Alco has made unregistered sales of its common stock to the sellers of acquired businesses pursuant to an exemption from registration contained in Section 4(2) of the Securities Act of 1933. Such shares were subsequently registered for resale on Form S-3 as follows:

   REGISTRATION
   STATEMENT NO.          FILING DATE            NUMBER OF SHARES OF COMMON STOCK
   -------------          -----------            --------------------------------
   33-49863            July 30, 1993                          84,400
   33-53711            May 19, 1994                          992,180
   33-54779            July 28, 1994                         731,742
   33-55947            October 7, 1994                       244,818
   33-56455            November 14, 1994                      51,310
   33-56457            November 14, 1994                      93,548

  Based upon the market value of the Alco common shares described above on the date of the relevant business acquisition, the total consideration received by Alco for the above businesses was $61,518,000.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

  (a) EXHIBITS

   EXHIBIT
   NUMBER                         DESCRIPTION OF EXHIBIT
   -------                        ----------------------
     3.1   Amended and Restated Articles of Incorporation of Alco Standard
           Corporation ("Alco"), filed as Exhibit 3.1 to Alco's 1995 Form 10-K, is incorporated herein by reference.
     3.2   Code of Regulations of Alco, as amended February 9, 1982, filed as
           Exhibit 3(b) to Alco's 1982 Form 10-K, is incorporated herein by reference.
     4.1   1993 Credit Agreement, dated as of September 30, 1993, among Alco,
           Alco Office Products (U.K.) and various institutional lenders, filed as Exhibit 4.1 to Alco's 1993 Form 10-K, is incorporated herein by reference.
     4.2   Revolving Credit and Acceptance Agreement, dated as of April 21,
           1993, among Alco, Unisource Canada Inc. and The Toronto Dominion
           Bank, filed as Exhibit 4.2 to Alco's 1993 Form 10-K, is incorporated herein by reference. Amendment No. 1 to Revolving Credit and
           Acceptance Agreement, filed as Exhibit 4.2 to Alco's 1994 Form 10-K, is incorporated herein by reference.
     4.3   Credit Agreement, dated December 1, 1994, among Alco and various institutional lenders, filed as Exhibit 4.8 to Alco's Registration
           Statement No. 33-56437, is incorporated herein by reference.
           Amendment No. 1 dated February 1, 1995, filed as Exhibit 4.3 to
           Alco's 1995 Form 10-K, is incorporated herein by reference.
     4.4   Receivables Purchase Agreement and Guarantee between PCA Paper
           Acquisition Inc., Stars Trust, Alco and Bank of Montreal, filed as
           Exhibit 4.4 to Alco's 1992 10-K, is incorporated herein by reference. Amendment dated September 30, 1994 to Receivables
           Purchase Agreement, filed as Exhibit 4.4 to Alco's 1994 Form 10-K, is incorporated herein by reference.
     4.5   Credit Agreement dated as of October 13, 1995 among Alco Office
           Systems Canada, Inc., Deutsche Bank Canada, Chemical Bank of Canada
           and Royal Bank of Canada, filed as Exhibit 4.5 to Alco's 1995 Form
           10-K, is incorporated herein by reference.
     4.6   Participation Agreement dated as of November 8, 1994 among Unisource
           Worldwide, Inc. and AOP, Inc. as Lessees, Alco, as Guarantor, PPI
           SPV, L.P., as Lessor, Pitcairn SPV Inc., as General Partner of
           Lessor and Trust Company Bank, as Lender and Agent, filed as Exhibit
           4.6 to Alco's 1995 Form 10-K, is incorporated herein by reference.
     4.7   Rights Agreement dated as of February 10, 1988 between Alco and
           National City Bank, filed on February 11, 1988 as Exhibit 1 to
           Alco's Registration Statement on Form 8-A, is incorporated herein by reference.
     4.8   Assumption Agreement and Amended and Restated Note Agreement dated as of May 13, 1994 between Alco and the Prudential Insurance Company of America, filed as Exhibit 4.5 to Alco's 1994 10-K, is
           incorporated herein by reference. Amendment No. 1 dated September
           30, 1995, filed as Exhibit 4.8 to Alco's 1995 Form 10-K, is incorporated herein by reference.
     4.9   Note Purchase Agreement between Alco and various purchasers dated
           July 15, 1995 for $55 million in 7.15% Notes due November 15, 2005, filed as Exhibit 4.9 to Alco's 1995 Form 10-K, is incorporated herein by reference.
     4.10  Pursuant to Regulation S-K item 601(b)(iii), Alco agrees to furnish to the Commission, upon request, a copy of other instruments defining the rights of holders of long-term debt of Alco and its subsidiaries.

   EXHIBIT
   NUMBER                         DESCRIPTION OF EXHIBIT
   -------                        ----------------------
     5     Opinion of Ballard Spahr Andrews & Ingersoll with respect to the legality of the securities being registered.
     7     Opinion of Ballard Spahr Andrews & Ingersoll with respect to the liquidation preference of preferred stock.
    10.1   Note Purchase Agreement, dated as of June 15, 1986 between Alco and certain institutional investors, filed as Exhibit 4.2 to Alco's
           Current Report, dated July 1, 1988, on Form 8-K, is incorporated herein by reference.
    10.2   Alco Standard Corporation Amended and Restated Long Term Incentive
           Compensation Plan, filed as Exhibit 10.2 to Alco's 1995 Form 10-K, is incorporated herein by reference.
    10.3   Alco Standard Corporation Annual Bonus Plan, filed as Exhibit 10.3 to Alco's 1994 Form 10-K, is incorporated herein by reference.
    10.4   Alco Standard Corporation Partners' Stock Purchase Plan, filed as
           Exhibit 10.4 to Alco's 1994 Form 10-K, is incorporated herein by reference.
    10.5   Alco Standard Corporation 1981 Stock Option Plan, filed as Exhibit
           10.5 to Alco's 1992 Form 10-K, is incorporated herein by reference.
    10.6   Alco Standard Corporation Amended and Restated 1986 Stock Option
           Plan, filed as Exhibit 10.6 to Alco's 1995 Form 10-K, is
           incorporated herein by reference.
    10.7   Alco Standard Corporation 1989 Directors' Stock Option Plan, filed as Exhibit 10.3 to Alco's 1992 Form 10-K, is incorporated herein by reference.
    10.8   Alco Standard Corporation 1993 Directors' Stock Option Plan, filed as Exhibit 10.7 to Alco's 1993 Form 10-K, is incorporated herein by reference.
    10.9   Alco Standard Corporation 1995 Stock Option Plan, filed as Exhibit
           94 to Alco's Registration Statement No. 33-56469 on Form S-8, is
           incorporated herein by reference.
    10.10  Alco Standard Corporation 1980 Deferred Compensation Plan, filed as
           Exhibit 10.7 to Alco's 1992 Form 10-K, is incorporated herein by reference.
    10.11  Alco Standard Corporation 1985 Deferred Compensation Plan, filed as
           Exhibit 10.8 to Alco's 1992 Form 10-K, is incorporated herein by reference.
    10.12  Alco Standard Corporation 1991 Deferred Compensation Plan, filed as
           Exhibit 10.9 to Alco's 1992 Form 10-K, is incorporated herein by reference.
    10.13  Alco Standard Corporation Retirement Plan for Non-Employee
           Directors, filed as Exhibit 10.10 to Alco's 1992 Form 10-K, is incorporated herein by reference.
    10.14  Alco Standard Corporation Amended and Restated 1994 Deferred
           Compensation Plan, filed as Exhibit 10.14 to Alco's 1995 Form 10-K, is incorporated herein by reference.
    10.15  Indenture, dated as of April 1, 1986 between Alco and the Chase
           Manhattan Bank, N.A., as Trustee, filed as Exhibit 4.1 to Alco's
           Registration Statement No. 30-4829, is incorporated herein by reference.
    10.16  Support Agreement dated as of June 1, 1994 between Alco and Alco
           Capital Resource, Inc. (Alco's leasing subsidiary), filed as Exhibit
           10.4 to Alco Capital Resource's Amended Registration Statement in
           Form 10-12G/A dated May 27, 1994, is incorporated herein by reference.

   EXHIBIT
   NUMBER                         DESCRIPTION OF EXHIBIT
   -------                        ----------------------
    10.17  Maintenance Agreement, dated as of August 15, 1991 between Alco and
           Alco Capital Resource, Inc. (Alco's leasing subsidiary), filed as
           Exhibit 10.2 to Alco Capital Resource's Registration Statement on
           Form 10 dated May 4, 1994, is incorporated herein by reference.
    10.18  Operating Agreement, dated as of August 15, 1991 between Alco and
           Alco Capital Resource, Inc. (Alco's leasing subsidiary), filed as
           Exhibit 10.3 to Alco Capital Resource's Registration Statement on
           Form 10 dated May 4, 1994, is incorporated herein by reference.
    10.19  Agreement effective January 1, 1994 between Unisource Worldwide,
           Inc. and Integrated Systems Solution Corporation, a subsidiary of
           IBM, portions of which contain confidential material, filed as
           Exhibit 10.20 to Alco's 1994 Form 10-K/A filed on March 17, 1995, is incorporated herein by reference.
    10.20  Receivables Transfer Agreement dated as of September 23, 1994 Among
           Alco Capital Resource, Inc., Twin Towers, Inc. and Deutsche Bank AG,
           New York Branch, portions of which contain confidential material, filed as Exhibit 10.21 to Alco's 1994 Form 10-K/A filed on March 17,
           1995, is incorporated herein by reference.
    10.21  Distribution Agreement dated as of July 1, 1995 between Alco Capital
           Resource, Inc. and various distribution agents, filed as Exhibit
           10.21 to Alco's 1995 Form 10-K, is incorporated herein by reference.
    10.22  Indenture dated as of July 1, 1994 between Alco Capital Resource,
           Inc. and Nations Bank, N.A., as Trustee, filed as Exhibit 4 to Alco
           Capital Resource's Registration Statement No. 33-53779, is
           incorporated herein by reference.
    10.23  Indenture dated as of July 1, 1995 between Alco Capital Resource,
           Inc. and Chemical Bank, N.A., as Trustee, filed as Exhibit 10.23 to
           Alco's 1995 Form 10-K, is incorporated herein by reference.
    11     Statement re: Computation of earnings per share, filed as Exhibit 11 to Alco's 1995 Form 10-K, is incorporated herein by reference.
    21     Subsidiaries of Alco, filed as Exhibit 21 to Alco's 1995 Form 10-K, is incorporated herein by reference.
    23     Auditors' Consent.
    24     Powers of Attorney; certified resolution re: Powers of Attorney.
    27     Financial Data Schedule.

--------

  (b) Financial Statement Schedules

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Alco Standard Corporation

We have audited the consolidated financial statements of Alco Standard Corporation as of September 30, 1995 and 1994, and for each of the three years in the period ended September 30, 1995, and have issued our report thereon dated October 17, 1995 (except for the stock split described in note 1, as to which the date is November 9, 1995) included elsewhere in this Registration Statement. Our audits also included the financial statement schedule included in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
October 17, 1995,
except for the stock split described
in note 1, as to which the date is
November 9, 1995

                SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

         COL. A              COL. B            COL. C                COL. D           COL. E
         ------              ------            ------                ------           ------
                                              ADDITIONS
                                       -----------------------
                                                   CHARGED TO
                           BALANCE AT  CHARGED TO     OTHER
                          BEGINNING OF  COSTS AND  ACCOUNTS--     DEDUCTIONS--    BALANCE AT END
      DESCRIPTION            PERIOD     EXPENSES    DESCRIBE        DESCRIBE        OF PERIOD
      -----------         ------------ ----------- -----------    ------------    --------------
YEAR ENDED SEPTEMBER 30, 1995
-----------------------------
Allowance for doubtful
 accounts...............  $29,428,000  $21,900,000 $17,249,000(1) $19,949,000(2)   $48,628,000
YEAR ENDED SEPTEMBER 30, 1994
-----------------------------
Allowance for doubtful
 accounts...............  $27,528,000  $19,668,000 $   836,000(1) $18,604,000(2)   $29,428,000
YEAR ENDED SEPTEMBER 30, 1993
-----------------------------
Allowance for doubtful
 accounts...............  $23,947,000  $19,702,000 $ 4,768,000(1) $20,889,000(2)   $27,528,000

--------
(1) Represents beginning balances of acquired companies.
(2) Accounts written off during year, net of recoveries.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN VALLEY FORGE, PENNSYLVANIA, ON THE 4TH DAY OF DECEMBER, 1995.

                                          Alco Standard Corporation

                                                   /s/ Michael J. Dillon
Date: December 4, 1995                    By: _________________________________
                                            (MICHAEL J. DILLON) VICE PRESIDENT
                                                 AND CONTROLLER (PRINCIPAL
                                                    ACCOUNTING OFFICER)

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

               SIGNATURE                         TITLE                DATE
               ---------                         -----                ----
           *John E. Stuart              Chairman, President,     December 4, 1995
-------------------------------------    Chief Executive
          (JOHN E. STUART)               Officer and
                                         Director (Principal
                                         Executive Officer)

        *Kurt E. Dinkelacker            Executive Vice           December 4, 1995
-------------------------------------    President and
        (KURT E. DINKELACKER)            Acting Chief
                                         Financial Officer
                                         (Principal
                                         Financial Officer)

        /s/ Michael J. Dillon           Vice President and       December 4, 1995
-------------------------------------    Controller
         (MICHAEL J. DILLON)             (Principal
                                         Accounting Officer)

            *Ray B. Mundt               Director                 December 4, 1995
-------------------------------------
           (RAY B. MUNDT)

        *J. Mahlon Buck, Jr.            Director                 December 4, 1995
-------------------------------------
        (J. MAHLON BUCK, JR.)

        *Paul J. Darling, II            Director                 December 4, 1995
-------------------------------------
        (PAUL J. DARLING, II)


               SIGNATURE                         TITLE                DATE
               ---------                         -----                ----
       *William F. Drake, Jr.           Director                 December 4, 1995
-------------------------------------
       (WILLIAM F. DRAKE, JR.)

          *James J. Forese              Director                 December 4, 1995
-------------------------------------
          (JAMES J. FORESE)

        *Frederick S. Hammer            Director                 December 4, 1995
-------------------------------------
        (FREDERICK S. HAMMER)

     *Barbara Barnes Hauptfuhrer        Director                 December 4, 1995
-------------------------------------
    (BARBARA BARNES HAUPTFUHRER)

            *Dana G. Mead               Director                 December 4, 1995
-------------------------------------
           (DANA G. MEAD)

          *Paul C. O'Neill              Director                 December 4, 1995
-------------------------------------
          (PAUL C. O'NEILL)

          *Rogelio G. Sada              Director                 December 4, 1995
-------------------------------------
          (ROGELIO G. SADA)

         *James W. Stratton             Director                 December 4, 1995
-------------------------------------
         (JAMES W. STRATTON)

* By his signature set forth below, Hugh G. Moulton, pursuant to duly executed Powers of Attorney duly filed with the Securities and Exchange Commission, has signed this registration statement on behalf of the persons whose signatures are printed above, in the capacities set forth opposite their respective names.

         /s/ Hugh G. Moulton                                     December 4, 1995
-------------------------------------
          (HUGH G. MOULTON)

                                 EXHIBIT INDEX

 EXHIBIT                                                                   PAGE
   NO.                               EXHIBIT                               NO.
 -------                             -------                               ----
   3.1   Amended and Restated Articles of Incorporation of Alco Standard
         Corporation ("Alco"), filed as Exhibit 3.1 to Alco's 1995 Form
         10-K, is incorporated herein by reference.
   3.2   Code of Regulations of Alco, as amended February 9, 1982, filed as Exhibit 3(b) to Alco's 1982 Form 10-K, is incorporated
         herein by reference.
   4.1   1993 Credit Agreement, dated as of September 30, 1993, among
         Alco, Alco Office Products (U.K.) and various institutional lenders, filed as Exhibit 4.1 to Alco's 1993 Form 10-K, is incorporated herein by reference.
   4.2   Revolving Credit and Acceptance Agreement, dated as of April
         21, 1993, among Alco, Unisource Canada Inc. and The Toronto
         Dominion Bank, filed as Exhibit 4.2 to Alco's 1993 Form 10-K, is incorporated herein by reference. Amendment No. 1 to
         Revolving Credit and Acceptance Agreement, filed as Exhibit 4.2 to Alco's 1994 Form 10-K, is incorporated herein by reference.
   4.3   Credit Agreement, dated December 1, 1994, among Alco and
         various institutional lenders, filed as Exhibit 4.8 to Alco's
         Registration Statement No. 33-56437, is incorporated herein by reference. Amendment No. 1 dated February 1, 1995, filed as
         Exhibit 4.3 to Alco's 1995 Form 10-K, is incorporated herein by reference.
   4.4   Receivables Purchase Agreement and Guarantee between PCA Paper
         Acquisition Inc., Stars Trust, Alco and Bank of Montreal, filed as Exhibit 4.4 to Alco's 1992 10-K, is incorporated herein by reference. Amendment dated September 30, 1994 to Receivables
         Purchase Agreement, filed as Exhibit 4.4 to Alco's 1994 Form
         10-K, is incorporated herein by reference.
   4.5   Credit Agreement dated as of October 13, 1995 among Alco Office
         Systems Canada, Inc., Deutsche Bank Canada, Chemical Bank of
         Canada and Royal Bank of Canada, filed as Exhibit 4.5 to Alco's
         1995 Form 10-K, is incorporated herein by reference.
   4.6   Participation Agreement dated as of November 8, 1994 among
         Unisource Worldwide, Inc. and AOP, Inc. as Lessees, Alco, as
         Guarantor, PPI SPV, L.P., as Lessor, Pitcairn SPV Inc., as
         General Partner of Lessor and Trust Company Bank, as Lender and
         Agent, filed as Exhibit 4.6 to Alco's 1995 Form 10-K, is
         incorporated herein by reference.
   4.7   Rights Agreement dated as of February 10, 1988 between Alco and
         National City Bank, filed on February 11, 1988 as Exhibit 1 to
         Alco's Registration Statement on Form 8-A, is incorporated herein by reference.
   4.8   Assumption Agreement and Amended and Restated Note Agreement
         dated as of May 13, 1994 between Alco and the Prudential
         Insurance Company of America, filed as Exhibit 4.5 to Alco's
         1994 10-K, is incorporated herein by reference. Amendment No. 1 dated September 30, 1995, filed as Exhibit 4.8 to Alco's 1995
         Form 10-K, is incorporated herein by reference.
   4.9   Note Purchase Agreement between Alco and various purchasers dated July 15, 1995 for $55 million in 7.15% Notes due November
         15, 2005, filed as Exhibit 4.9 to Alco's 1995 Form 10-K, is incorporated herein by reference.
   4.10  Pursuant to Regulation S-K item 601(b)(iii), Alco agrees to furnish to the Commission, upon request, a copy of other
         instruments defining the rights of holders of long-term debt of
         Alco and its subsidiaries.
   5     Opinion of Ballard Spahr Andrews & Ingersoll with respect to the legality of the securities being registered.
   7     Opinion of Ballard Spahr Andrews & Ingersoll with respect to the liquidation preference of preferred stock.

 EXHIBIT                                                                   PAGE
   NO.                               EXHIBIT                               NO.
 -------                             -------                               ----
  10.1   Note Purchase Agreement, dated as of June 15, 1986 between Alco and certain institutional investors, filed as Exhibit 4.2 to
         Alco's Current Report on Form 8-K, dated July 1, 1988, is
         incorporated herein by reference.
  10.2   Alco Standard Corporation Amended and Restated Long Term
         Incentive Compensation Plan, filed as Exhibit 10.2 to Alco's
         1995 Form 10-K, is incorporated herein by reference.
  10.3   Alco Standard Corporation Annual Bonus Plan, filed as Exhibit
         10.3 to Alco's 1994 Form 10-K, is incorporated herein by
         reference.
  10.4   Alco Standard Corporation Partners' Stock Purchase Plan, filed as Exhibit 10.4 to Alco's 1994 Form 10-K, is incorporated
         herein by reference.
  10.5   Alco Standard Corporation 1981 Stock Option Plan, filed as
         Exhibit 10.5 to Alco's 1992 Form 10-K, is incorporated herein by reference.
  10.6   Alco Standard Corporation Amended and Restated 1986 Stock
         Option Plan, filed as Exhibit 10.6 to Alco's 1995 Form 10-K, is incorporated herein by reference.
  10.7   Alco Standard Corporation 1989 Directors' Stock Option Plan,
         filed as Exhibit 10.3 to Alco's 1992 Form 10-K, is incorporated herein by reference.
  10.8   Alco Standard Corporation 1993 Directors' Stock Option Plan,
         filed as Exhibit 10.7 to Alco's 1993 Form 10-K, is incorporated herein by reference.
  10.9   Alco Standard Corporation 1995 Stock Option Plan, filed as
         Exhibit 94 to Alco's Registration Statement No. 33-56469 on
         Form S-8, is incorporated herein by reference.
  10.10  Alco Standard Corporation 1980 Deferred Compensation Plan,
         filed as Exhibit 10.7 to Alco's 1992 Form 10-K, is incorporated herein by reference.
  10.11  Alco Standard Corporation 1985 Deferred Compensation Plan,
         filed as Exhibit 10.8 to Alco's 1992 Form 10-K, is incorporated herein by reference.
  10.12  Alco Standard Corporation 1991 Deferred Compensation Plan,
         filed as Exhibit 10.9 to Alco's 1992 Form 10-K, is incorporated herein by reference.
  10.13  Alco Standard Corporation Retirement Plan for Non-Employee
         Directors, filed as Exhibit 10.10 to Alco's 1992 Form 10-K, is incorporated herein by reference.
  10.14  Alco Standard Corporation Amended and Restated 1994 Deferred
         Compensation Plan, filed as Exhibit 10.14 to Alco's 1995 Form
         10-K, is incorporated herein by reference.
  10.15  Indenture, dated as of April 1, 1986 between Alco and the Chase
         Manhattan Bank, N.A., as Trustee, filed as Exhibit 4.1 to
         Alco's Registration Statement No. 30-4829, is incorporated herein by reference.
  10.16  Support Agreement dated as of June 1, 1994 between Alco and
         Alco Capital Resource, Inc. (Alco's leasing subsidiary), filed as Exhibit 10.4 to Alco Capital Resource's Amended Registration
         Statement in Form 10-12G/A dated May 27, 1994, is incorporated herein by reference.
  10.17  Maintenance Agreement, dated as of August 15, 1991 between Alco and Alco Capital Resource, Inc. (Alco's leasing subsidiary), filed as Exhibit 10.2 to Alco Capital Resource's Registration
         Statement on Form 10 dated May 4, 1994, is incorporated herein by reference.
  10.18  Operating Agreement, dated as of August 15, 1991 between Alco and Alco Capital Resource, Inc. (Alco's leasing subsidiary), filed as Exhibit 10.3 to Alco Capital Resource's Registration
         Statement on Form 10 dated May 4, 1994, is incorporated herein by reference.
  10.19  Agreement effective January 1, 1994 between Unisource
         Worldwide, Inc. and Integrated Systems Solution Corporation, a
         subsidiary of IBM, portions of which contain confidential
         material, filed as Exhibit 10.20 to Alco's 1994 Form 10-K/A filed on March 17, 1995, is incorporated herein by reference.

 EXHIBIT                                                                   PAGE
   NO.                               EXHIBIT                               NO.
 -------                             -------                               ----
  10.20  Receivables Transfer Agreement dated as of September 23, 1994
         Among Alco Capital Resource, Inc., Twin Towers, Inc. and
         Deutsche Bank AG, New York Branch, portions of which contain confidential material, filed as Exhibit 10.21 to Alco's 1994
         Form 10-K/A filed on March 17, 1995, is incorporated herein by reference.
  10.21  Distribution Agreement dated as of July 1, 1995 between Alco
         Capital Resource, Inc. and various distribution agents, filed as Exhibit 10.21 to Alco's 1995 10-K, is incorporated herein by reference.
  10.22  Indenture dated as of July 1, 1994 between Alco Capital
         Resource, Inc. and Nations Bank, N.A., as Trustee, filed as
         Exhibit 4 to Alco Capital Resource's Registration Statement No.
         33-53779, is incorporated herein by reference.
  10.23  Indenture dated as of July 1, 1995 between Alco Capital
         Resource, Inc. and Chemical Bank, N.A., as Trustee, filed as
         Exhibit 10.23 to Alco's 1995 10-K, is incorporated herein by reference.
  11     Statement re: Computation of earnings per share, filed as
         Exhibit 11 to Alco's 1995 10-K, is incorporated herein by
         reference.
  21     Subsidiaries of Alco, filed as Exhibit 21 to Alco's 1995 10-K, is incorporated herein by reference.
  23     Auditors' Consent.
  24     Powers of Attorney; certified resolution re: Powers of
         Attorney.
  27     Financial Data Schedule.